   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 29, 1999


                                                      REGISTRATION NO. 333-87341

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 1 TO


                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                           ULTIMATE ELECTRONICS, INC.

             (Exact name of registrant as specified in its charter)

           DELAWARE                 84-0585211
 (State or other jurisdiction    (I.R.S. Employer
              of                  Identification
incorporation or organization)         No.)

                         321 WEST 84TH AVENUE, SUITE A
                            THORNTON, COLORADO 80260
                                 (303) 412-2500

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ALAN E. KESSOCK
                           ULTIMATE ELECTRONICS, INC.
                         321 WEST 84TH AVENUE, SUITE A
                            THORNTON, COLORADO 80260
                                 (303) 412-2500

           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                       ----------------------------------

                                WITH COPIES TO:

          PAUL HILTON, ESQ.                      VALERIE FORD JACOB, ESQ.
      Davis, Graham & Stubbs LLP                 STUART H. GELFOND, ESQ.
     370 17th Street, Suite 4700             Fried, Frank, Harris, Shriver &
                                                         Jacobson
        Denver, Colorado 80202                      One New York Plaza
      Telephone: (303) 892-9400               New York, New York 10004-1980
      Facsimile: (303) 892-7400                 Telephone: (212) 859-8000
                                                Facsimile: (212) 859-4000

                       ----------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                       ----------------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                       ----------------------------------

                        CALCULATION OF REGISTRATION FEE


                                                                   PROPOSED MAXIMUM    PROPOSED MAXIMUM       AMOUNT OF
           TITLE OF EACH CLASS OF                AMOUNT TO BE     OFFERING PRICE PER      AGGREGATE          REGISTRATION
        SECURITIES TO BE REGISTERED             REGISTERED(1)          UNIT(2)        OFFERING PRICE(2)       FEE(2)(3)
Common Stock, $.01 par value(4).............      2,587,500            $17.875          $46,251,562.50        $12,857.93


(1) Includes 337,500 shares subject to the underwriters' over-allotment option.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) on the basis of the average of the high and low prices reported on the NASDAQ National Market System on September 15, 1999.


(3) Previously paid.



(4) The common stock offered by this registration statement includes preferred stock purchase rights. The rights will be associated with and will trade with the common stock. The value, if any, of the rights will be reflected in the market price of the common stock.

                       ----------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

Prospectus (Not Complete)
Issued September 29, 1999

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED WITHOUT NOTICE. ULTIMATE ELECTRONICS AND THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND ULTIMATE ELECTRONICS AND THE SELLING STOCKHOLDERS ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE OF THESE SECURITIES IS NOT PERMITTED.

                                2,250,000 SHARES



                                     [LOGO]

                           ULTIMATE ELECTRONICS, INC.


                                  COMMON STOCK
                                ----------------

    Ultimate Electronics, Inc. and the selling stockholders are offering shares of common stock in a firmly underwritten offering. Ultimate Electronics is offering 2,000,000 shares and the selling stockholders are offering 250,000 shares. The company will not receive any of the proceeds of shares sold by the selling stockholders.

                            ------------------------


    The common stock is traded on the Nasdaq National Market under the symbol "ULTE." On September 24, 1999, the last reported sale price for the common stock on the Nasdaq National Market was $15 7/8 per share.


                            ------------------------

    INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                             ---------------------

                                                                          PER SHARE                TOTAL
                                                                    ---------------------  ---------------------
Offering Price....................................................           $                      $
Discounts and Commissions to Underwriters.........................           $                      $
Offering Proceeds to Ultimate Electronics.........................           $                      $
Offering Proceeds to the Selling Stockholders.....................           $                      $

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


    Ultimate Electronics has granted the underwriters the right to purchase up to an additional 337,500 shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time from time to time within thirty days after the offering. Banc of America Securities LLC expects to deliver the shares of common stock to investors on or about October , 1999.


BANC OF AMERICA SECURITIES LLC                        U.S. BANCORP PIPER JAFFRAY

                                ----------------


                                October  , 1999

                             [INSIDE COVER DESIGN]


                    [picture of Boise, Idaho store exterior]
           [picture of Big Screen TV Room, Lakewood, Colorado store]


Ultimate Electronics-Registered Trademark-, Audio King-Registered Trademark-, Fast Trak-Registered Trademark-, and Big Names. Little Prices. Guaranteed.-Registered Trademark- are federally registered trademarks and service marks owned by Ultimate Electronics, Inc. SoundTrack-TM-, Simple Solution-TM-, and Ultimate Electronics Express-TM- are also trademarks owned by Ultimate Electronics, Inc., for which there are pending applications for federal registration. The Ultimate SoundTrack is a registered trademark in the State of Colorado. Audio King and Fast Trak are registered trademarks in the State of Minnesota. This prospectus also contains trademarks of companies other than Ultimate Electronics, Inc.

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
Forward-Looking Statements.................................................................................           i
Prospectus Summary.........................................................................................           1
Risk Factors...............................................................................................           8
Use of Proceeds............................................................................................          16
Dividend Policy............................................................................................          16
Price Range of Common Stock................................................................................          17
Capitalization.............................................................................................          18
Selected Financial Data....................................................................................          19
Management's Discussion and Analysis of Financial Condition and Results of Operations......................          20
Business...................................................................................................          28
Management.................................................................................................          41
Principal and Selling Stockholders.........................................................................          43
Description of Capital Stock...............................................................................          45
United States Tax Consequences to Non-United States Holders................................................          49
Underwriting...............................................................................................          52
Legal Matters..............................................................................................          53
Experts....................................................................................................          54
Where You Can Find Additional Information..................................................................          54
Incorporation of Information by Reference..................................................................          54
Index to Consolidated Financial Statements.................................................................         F-1

                           FORWARD-LOOKING STATEMENTS

    This prospectus and the documents incorporated by reference into the prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We use words such as "may," "believe," "estimate," "expect," "plan," "intend," "project," "anticipate" and similar expressions to identify forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events, activities or developments. Our actual results could differ materially from those discussed in or implied by these forward-looking statements. Forward-looking statements include statements relating to, among other things:

    - our growth strategy and plans regarding opening new stores and entering new markets;

    - our intention to relocate and/or expand existing stores;

    - expected capital and other expenditures to open new and relocated and/or expanded existing stores;

    - our current and future plans with respect to our web site, including investigation of Internet sales;

    - growth trends and projected sales in the consumer electronics business;

    - technological and market developments in the consumer electronics business, including trends with respect to digital products like DVD, HDTV and other new products;

    - our relationships with key suppliers;

    - the anticipated consequences of the Year 2000 issue; and

    - our expectations regarding competition, including competition on the Internet.

    These forward-looking statements are subject to numerous risks, uncertainties and assumptions about our company, including the factors described under "Risk Factors" and including, among other things:

    - risks related to our ability to open and profitably operate new stores;

    - our ability to profitably relocate and/or expand existing stores;

    - the willingness of vendors to permit product sales over the Internet;

    - significant competition, including new competition from Internet retailers;

    - seasonal fluctuations in our business;

    - changes in trade regulations and currency fluctuations;

    - risks regarding increases in promotional activities of competitors;

    - the presence or absence of new products or product features in our merchandise categories;

    - changes in the distribution strategy of our vendors;

    - changes in vendor support for advertising and promotional programs;

    - changes in our merchandise sales mix;

    - the results of financing efforts;

    - fluctuations in consumer demand and preferences;

    - the risks associated with Year 2000 issues; and

    - general economic conditions.

    The forward-looking events we discuss in this prospectus might not occur in light of these risks, uncertainties and assumptions. We undertake no obligation, and disclaim any obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
                            ------------------------

    You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. Information on our web site or in our promotional literature is not incorporated into this document.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL OF THE INFORMATION YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE "RISK FACTORS" SECTION AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES TO THOSE STATEMENTS. REFERENCES TO ULTIMATE ELECTRONICS, "WE" AND "OUR" REFER TO ULTIMATE ELECTRONICS, INC. AND OUR CONSOLIDATED SUBSIDIARIES AND NOT TO THE UNDERWRITERS; REFERENCES TO "YOU" REFER TO PROSPECTIVE INVESTORS IN OUR COMMON STOCK. REFERENCES TO FISCAL YEARS IN THIS PROSPECTUS REFER TO THE TWELVE MONTHS ENDED JANUARY 31 OF THAT YEAR, E.G., "FISCAL 1999" REFERS TO THE TWELVE MONTHS ENDED JANUARY 31, 1999.

OVERVIEW

    Ultimate Electronics is a leading specialty retailer of consumer electronics and home entertainment products in the Rocky Mountain, Midwest and Southwest regions of the United States. We appeal to a wide range of consumers and focus on mid to high-end products sold by a highly-trained, knowledgeable, full-time sales force in a full service retail environment. We seek to differentiate Ultimate Electronics from its national, regional and local competitors by:

    - focusing on audio, video, television and mobile electronics products;


    - offering over 125 brands including a majority of the most popular names and a large selection of limited-distribution, upscale brands and lines;


    - emphasizing products with the latest technology by dedicating significant resources to their promotion, advertising, merchandising and related product training;

    - offering Simple Solution packages created by us for home theater, mobile electronics and home computing to make purchasing consumer electronics systems simple;

    - utilizing an upscale, demonstration-oriented store format with an emphasis on presentation of large screen televisions, home theater systems and mobile electronics;

    - featuring highly-trained, knowledgeable, full-time sales associates and installation technicians; and

    - providing a complete menu of value-added services including home installation by our own technicians.


We believe that our differentiating characteristics, together with our policy of offering the same price as our competitors on identical merchandise, makes us an attractive alternative to volume driven appliance/electronics superstores, as well as to other national, regional and local merchants. In addition, our commitment to technologically advanced products, combined with our highly-trained sales force, positions us to take advantage of the evolution in consumer electronics products that is being led by digital technology.


    We operate 30 stores, including 10 stores in Colorado under the trade name SoundTrack, 11 stores in Idaho, Iowa, Nevada, New Mexico, Oklahoma and Utah under the trade name Ultimate Electronics and nine stores in Minnesota and South Dakota under the trade name Audio King. Our large format store, which is our prototype store, generally ranges from 30,000 to 36,000 square feet and displays products in an upscale retail environment. Fifteen of our 30 stores are currently considered large format stores. Our large format stores have typically been profitable on a store operating basis within their first 12 months of operation and had an average initial store investment pay-back period, excluding inventory, within 24 months. These large format stores feature an extensive selection of over 4,000 items with products in the following categories:

- - televisions                 - camcorders       - mobile navigational
                                                 systems
- - home theater systems        - home audio       - wireless communications
- - direct broadcast satellite  - portable audio   - home office/computer
- - VCR                         - car stereo       - home theater furniture
- - digital versatile disc      - car security     - audio and video
(DVD)                                            accessories

    In fiscal 1999, our sales increased 10% to $337.5 million compared to the prior year. In May 1998, we executed a major strategic initiative by significantly reducing our assortment of computers, peripherals and related products. Comparable store sales for fiscal 1999 increased 2% (7% excluding the computer category). This initiative also contributed to our improvement in gross margin to 28.9% of sales in fiscal 1999 from 27.0% of sales in fiscal 1998. Our earnings per share increased significantly to $.35 in fiscal 1999 from $.02 in fiscal 1998.

    During the first half of fiscal 2000, our sales were $166.6 million and comparable stores sales increased 17% (20% excluding the computer category). Our gross margin improved to 30.0% of sales in the first six months of fiscal 2000 from 28.3% of sales for the first six months of fiscal 1999. Our earnings per share was $.20 during the first half of fiscal 2000, compared to a loss per share of $.26 for the first half of fiscal 1999.

THE CONSUMER ELECTRONICS INDUSTRY


    The consumer electronics industry is defined to include television, audio, video, mobile electronics, home information (including computers and related products) and gaming products. According to the Consumer Electronics Manufacturing Association, total industry factory sales (domestic and imports to the U.S.) by manufacturers of consumer electronics products were estimated to be $76 billion in 1998 and projected to exceed $80 billion in 2000. We believe that growth in the consumer electronics industry is driven by the introduction of new products and technological advancements.



    We believe that growth in this industry will largely be generated in the coming years by the introduction of products that incorporate digital technology such as DVD players, digital camcorders and high definition televisions (HDTVs). Digital products offer significant advantages over their analog counterparts, such as clarity and quality of video and audio, durability of recording and compatibility with computers. Due to these advantages, many in the industry expect the digital evolution in the consumer electronics industry to drive growth well beyond the year 2000 as consumers seek new technology and replace their existing analog-based products with digital products. We believe that specialty retailers with sales personnel trained to demonstrate the benefits of technologically-advanced products are well positioned to capture increased sales that should result as such products achieve market acceptance.


BUSINESS STRATEGY

    Key elements of our business strategy include:


    FOCUSING ON AUDIO, VIDEO, TELEVISION AND MOBILE ELECTRONICS PRODUCTS. We focus primarily on audio, video, television and mobile electronics products, and provide our customers with a comprehensive and informative experience when making the decision to purchase consumer electronics products. We believe that this specialized focus enhances the reputation of our stores as being a premier place to purchase products in these core categories.



    OFFERING AN EXTENSIVE SELECTION OF MID TO HIGH-END AUDIO AND VIDEO
PRODUCTS. We offer over 4,000 items, representing over 125 brand names across a broad selection of audio and video products. A significant portion of these brands, such as Boston Acoustics, Denon, Krell, Martin Logan, Mitsubishi and Sony ES, are only available through select retailers. We believe our extensive selection helps customers make a better informed buying decision.



    BEING A LEADER IN OFFERING NEW TECHNOLOGY. We strive to be recognized by consumers and vendors as a leader in presenting the latest technology. We devote significant resources to marketing and substantial floor space and inventory to displaying new technologies. For example, as a result of this focus, we were able to sell and deliver the first high definition television for residential use in the

United States in July 1998. We believe that showcasing the latest technology differentiates us from less specialized competitors and stimulates the sales of our other products and services.

    OFFERING SIMPLE SOLUTION PRODUCT PACKAGES. We assist our customers in making larger and more complex consumer electronics purchases with our Simple Solution program. Our Simple Solution program, which provides complete system packages to our customers, makes home theater, car audio and computer purchase decisions simpler, and offers the consumer an excellent value when compared to purchasing the same components separately.


    PROVIDING AN UPSCALE, DEMONSTRATION-ORIENTED STORE FORMAT. We have developed an upscale, demonstration-oriented store format that showcases our merchandise and encourages our customers to fully experience our products. We believe that this format assists our customers in understanding the benefits of upscale products and new technology.


    TRAINING AND DEVELOPING A PREMIER SALES AND INSTALLATION TEAM. We believe that the quality and knowledge of our sales associates and installation technicians is critical to our success and represents a significant competitive advantage. We also believe that our specialized training leads to a superior customer experience that stimulates sales of our products. We ensure that our sales associates receive comprehensive on-going technical product and sales training prior to our introduction of significant new products, which helps us maintain our new technology product leadership. Our installation technicians also receive comprehensive technical product and installation training.

    PROVIDING "RED CARPET" CUSTOMER SERVICE. We have always been committed to providing excellent customer service. We support our product sales by providing many important customer services, including home delivery and set-up, home theater and audio design and installation, home satellite installation, mobile electronics installation, extended service contracts and regional service centers that offer in-home and carry-in repair services. We believe that our in-home installation service provided by our own employees is a competitive advantage.


    PROMOTING OUR MERCHANDISE THROUGH DIFFERENTIATED MARKETING AND
ADVERTISING. We recently redesigned our marketing program to create awareness of our comprehensive selection of mid to high-end brand name merchandise sold at competitive prices. Our advertising strategy primarily uses newspaper, radio and targeted direct mail media. The cornerstone of our direct mail campaign is a 70 to 80 page full color catalog published four times a year that emphasizes the breadth of our selection and new technology.


    OFFERING COMPETITIVE PRICING AND SATISFACTION GUARANTEE. Our goal is to advertise and sell products at the same price as our competitors. We reinforce this strategy in our advertising and with our "30 day satisfaction guarantee" backed by our "60 day price guarantee." Our price guarantee and satisfaction guarantee are designed to remove pricing and suitability concerns from the purchase decision and allow the customer and the sales staff to focus on product features, performance and quality.

GROWTH STRATEGY

    In addition to our business strategy that is focused on generating comparable store sales increases, key elements of our growth strategy include:

    OPENING NEW STORES. We intend to expand into select metropolitan areas in the Rocky Mountain, Midwest and Southwest regions with our prototype 30,000 to 36,000 square foot stores (with a few as small as 20,000 square feet in smaller markets). We are currently constructing a new 36,000 square foot store in Davenport, Iowa that is expected to open in fiscal 2000. We expect to open an additional six to eight new stores in fiscal 2001 primarily in the Phoenix area and eight to 12 additional stores in fiscal 2002. We believe there are many additional markets for future expansion within an 850 mile radius of our distribution center located in Colorado, as well as new store opportunities in our existing markets.

    RELOCATING AND/OR EXPANDING EXISTING STORES. We are currently planning to relocate and/or expand several of our smaller locations. In particular:

    - we are currently expanding a Minneapolis, Minnesota area store from 9,700 to 18,000 square feet;

    - we are currently relocating and expanding our Sioux Falls, South Dakota store from 3,200 to 22,000 square feet;

    - we plan to relocate a 9,300 square foot store in the St. Paul, Minnesota area to a 35,000 square foot store in the second quarter of fiscal year 2001;

    - we expect to expand our Fort Collins, Colorado store from 16,600 to 22,000 square feet in the first quarter of fiscal 2001; and

    - we plan to relocate and expand one of our Denver, Colorado area stores within the next 18 months.

                                  THE OFFERING


Common stock offered by Ultimate
  Electronics..........................  2,000,000 shares

Common stock offered by the selling
  stockholders.........................  250,000 shares

Total shares offered...................  2,250,000 shares

Common stock to be outstanding after
  the offering.........................  10,238,393 shares(1)

Use of proceeds........................  We expect to receive approximately $29.6 million in net proceeds in this offering, assuming an offering
                                         price of $15.875 per share. We intend to use these
                                         net proceeds:
                                             - to repay approximately $12 million under our
                                               revolving credit facility, any part of which
                                               is available to be reborrowed;
                                             - to prepay on or after March 31, 2000 $13
                                             million of mortgage bonds optionally redeemable
                                               after such date;
                                             - for development of new stores and for
                                             relocation and/or expansion of existing stores;
                                               and
                                             - for general corporate purposes.

                                         We will not receive any proceeds of shares sold by
                                         the selling stockholders. See "Use of Proceeds."

Nasdaq National Market symbol..........  ULTE


- ------------------------


(1) The number of shares that will be outstanding after the offering is based on the actual number of shares as of September 24, 1999 and assumes that the underwriters do not exercise their over-allotment option. It also excludes 998,771 shares of common stock reserved for issuance under our stock option plans, of which options to purchase 946,921 shares were outstanding as of September 24, 1999, at a weighted average exercise price of $4.41 per share.

                      SUMMARY FINANCIAL AND OPERATING DATA
              (in thousands, except per share and operating data)

    The following table contains our summary consolidated financial and operating data. Information for each fiscal year is derived from our financial statements which have been audited by Ernst & Young LLP, independent auditors. Interim period information is derived from our unaudited financial statements which include, in the view of management, all adjustments necessary for a fair presentation of such data. Interim period results are not indicative of full year results. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements.

                                                                              SIX MONTHS ENDED
                                       FISCAL YEAR ENDED JANUARY 31,              JULY 31,
                                     ---------------------------------   --------------------------
                                       1997       1998(1)      1999         1998            1999
                                     ---------   ---------   ---------   ----------       ---------
INCOME STATEMENT DATA:
  Sales............................  $ 261,154   $ 306,306   $ 337,454   $  142,064       $ 166,612
  Gross profit.....................     69,251      82,842      97,600       40,163          49,996
  Selling, general and
    administrative expenses........     64,786      78,621      89,010       41,373          45,814
  Income (loss) from operations....      4,465       4,221       8,590       (1,210)          4,182
  Income (loss) before income
    taxes..........................      1,255         236       4,633       (3,408)          2,794
  Net income (loss)................  $     785   $     148   $   2,910   $   (2,153)      $   1,757

  Earnings (loss) per
    share--Basic...................  $    0.11   $    0.02   $    0.36   $    (0.26)      $    0.21
  Earnings (loss) per
    share--Diluted.................  $    0.11   $    0.02   $    0.35   $    (0.26)      $    0.20
  Weighted average shares
    outstanding-- Basic............      6,995       7,626       8,150        8,145           8,187
  Weighted average shares
    outstanding-- Diluted..........      7,125       7,737       8,317        8,145           8,866

SELECTED OPERATING DATA:
  Number of stores open at end of
    period.........................         18          30          30           30              30
  Inventory turns(2)...............        4.7         4.9         5.1          5.0             5.3
  Average square footage per store
    at end of period...............     30,200      25,600      25,600       25,600          25,600
  Sales growth.....................          4%         17%         10%          21%(1)          17%
  Comparable stores sales
    growth(3)......................        (16)%        (6)%         2%          (1)%            17%
  Store contribution margin(4).....        6.8%        6.5%        8.7%         5.6%            8.5%
  Gross profit margin..............       26.5%       27.0%       28.9%        28.3%           30.0%
  Operating margin.................        1.7%        1.4%        2.5%        (0.8)%           2.5%
  Net income margin................        0.3%        0.1%        0.9%        (1.5)%           1.1%


                            (continued on next page)

                                                                                             AS OF JULY 31, 1999
                                                                                           -----------------------
                                                                                                           AS
                                                                                             ACTUAL    ADJUSTED(5)
                                                                                           ----------  -----------
BALANCE SHEET DATA:
Working capital..........................................................................  $   29,140   $  33,726
Total assets.............................................................................     121,388     125,974
Long-term debt(6)(7).....................................................................      25,143         165
Capital lease obligations(7).............................................................       1,810       1,810
Stockholders' equity.....................................................................      49,644      79,208


- ------------------------

(1) On June 27, 1997, we acquired Audio King, which has 11 stores with an average size of 13,700 square feet. The results of operations of Audio King since the acquisition date are included in our consolidated financial statements.

(2) Inventory turns are calculated based upon the average of the prior 12 months inventory levels.

(3) Comparable store sales are for stores open at least 13 months and exclude recently relocated and expanded stores for 13 months after their opening date.


(4) Store contribution margin includes all store sales less direct and allocated expenses as a percentage of store sales. Allocated expenses do not include corporate and warehouse/distribution expenses, interest expense and corporate income taxes.



(5) Adjusted to reflect the sale of 2,000,000 shares of common stock being sold by Ultimate Electronics in this offering and the use of the net proceeds from such sale, as described under "Use of Proceeds."



(6) Our $13 million of 10.25% mortgage bonds cannot be redeemed until March 31, 2000.



(7) Does not include current portions.

                                  RISK FACTORS

    INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THESE RISK FACTORS, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, BEFORE YOU DECIDE TO INVEST IN SHARES OF OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS, OR OTHER RISKS NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY BELIEVE NOT TO BE SIGNIFICANT, DEVELOP INTO ACTUAL EVENTS, THEN OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS OR PROSPECTS COULD BE MATERIALLY ADVERSELY AFFECTED. IF THAT HAPPENS, THE MARKET PRICE OF OUR COMMON STOCK WOULD LIKELY DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

OUR SUCCESS DEPENDS IN LARGE PART ON OUR ABILITY TO OPEN AND PROFITABLY OPERATE NEW OR RELOCATED AND/OR EXPANDED STORES IN EXISTING AND NEW GEOGRAPHIC MARKETS


    We may not be able to open, relocate and/or expand all of the stores discussed in our growth strategy and any new stores that we open, relocate and/or expand may not be profitable, either of which would have a material adverse impact on our financial results. We have not entered into leases for most of the stores that we expect to open or relocate over the next 18 months. We have not yet selected all sites for stores that we may open in fiscal 2001 and 2002. Opening a new store typically requires six to nine months of construction and preopening activity. The opening of additional stores in new geographic markets could present competitive and merchandising challenges significantly different from those we currently face or previously have faced within our existing geographic markets. In addition, we will incur higher costs related to advertising, administration and distribution as we enter new markets, and our large store format may not be as successful in new markets. Also, opening new stores in markets where we already have existing stores could result in decreased sales at our other stores in that market. If we do not open a significant number of new stores in new markets as anticipated, our sales and earnings will be significantly negatively impacted and we will not be able to achieve our current business plan.



    There are a number of other factors that could affect our ability to open and operate new stores consistent with our business plan. These factors also affect the ability of any newly opened or acquired stores to achieve sales and profitability levels comparable with our existing stores, or to become profitable at all. These factors include:


    - competition in our targeted markets;

    - the lack of consumer demand for our products at levels that can support acceptable profit margins;

    - the inability to identify and acquire suitable sites and to negotiate acceptable leases for such sites due to the large size of our stores or other factors;

    - difficulties associated with the hiring, training and retention of skilled personnel, including store managers;

    - problems in adaptation of our distribution and other operational and management systems to an expanded network of stores;

    - higher costs for print, television and radio advertising;

    - the availability of adequate financial resources;

    - the inability and unwillingness of vendors to supply product on a timely basis at competitive prices;

    - difficulty in obtaining governmental and other third-party consents, permits and licenses needed to operate such additional sites;

    - challenges associated with the financing, consummation and integration of any acquisitions; and

    - the ability to secure our existing brands in new markets.

    Our growth plans will require us to expend significant management time and effort and additional resources to ensure the continuing adequacy of our financial controls, operating procedures, information systems, product purchasing and distribution systems and employee training programs. We also need to attract and retain additional qualified personnel, including new store managers, for new stores. We currently seek to transfer existing managers and other personnel to our new stores who are familiar with our procedures but who may not be familiar with the new market. If we are unable to take these steps, our business will be adversely affected. We believe that our current distribution center will be able to support the majority of our expansion efforts over the next two years. However, we may need to expand or add to our current facility in the future to fully accommodate our growth.



    We estimate that the average cash investment, including preopening costs, costs of tenant improvements and inventory (net of payables), required to open a store to be approximately $3.0 million. However, the actual cost of opening any particular store may be significantly greater than this current estimate. We may need to seek additional debt and/or equity financing in order to fund our continued expansion beyond fiscal 2001, depending on the number of stores we actually open and the actual preopening costs. Any such debt or equity financing may not be available on terms acceptable to us, if at all. In particular, we will need to re-borrow amounts we are repaying with the proceeds of this offering or obtain other financing in order to consummate our growth plan. Any such re-borrowing may not be on as favorable terms as our current financing. In addition, our ability to incur additional indebtedness or issue debt securities is limited by covenants in our present debt instruments. Additional issuances of equity by Ultimate Electronics will result in dilution to our existing stockholders.


WE FACE SIGNIFICANT COMPETITION FROM NATIONAL, REGIONAL AND LOCAL CONSUMER ELECTRONICS RETAILERS AND MAY EXPERIENCE HEIGHTENED COMPETITION FROM INTERNET RETAILERS

    The retail consumer electronics industry is highly competitive. We currently compete against a diverse group of retailers, including several national, regional and local merchants and appliance/electronics superstores, such as Circuit City and Best Buy, which sell, among other products, audio and video consumer electronics products similar and often identical to those we sell. Each of our stores competes directly with either a Circuit City or a Best Buy, and two-thirds of our stores compete with both. We also compete in particular markets with a substantial number of retailers that specialize in one or more types of consumer electronics products that we sell. Some of our competitors have financial resources that are substantially greater than ours and may be able to purchase inventory at lower costs, initiate and sustain predatory price competition and better sustain economic downturns. In addition, other appliance/electronic superstores, warehouse clubs, home improvement retailers and mass merchants selling consumer electronics, such as Sears, Wal-mart and Target, are continuing to expand their geographic markets, and such expansion may increase price competition and reduce gross margins within those markets.

    A number of different competitive factors could have a material adverse effect on our results of operations and financial condition, including:

    - expansion by existing competitors;

    - entry by new competitors into markets in which Ultimate Electronics is currently operating;

    - competitive pricing strategies by competitors;

    - increased sales by our competitors of upscale products;

    - larger size and greater operational efficiencies of competitors; and

    - adoption by existing competitors of promotional pricing, innovative store formats or improved retail sales methods.


    We also compete with retailers of consumer electronics on the Internet. Internet sales of consumer electronics excluding computers are currently estimated by Forrester Research to reach 10% of industry sales by 2003. We expect that competition from the Internet will increase in the future as a result of, among other things, the following factors:

    - customers can more easily conduct price comparisons on the Internet, which could result in decreased margins to us;

    - Internet sales by our competitors could enhance price competition;

    - the inapplicability of sales tax to Internet sales provides Internet sales with a competitive advantage and that makes them attractive to consumers;

    - lower-end products are currently more susceptible to Internet sales; and

    - high-end manufacturers who currently do not allow their products to be sold over the Internet may change their strategies, an action that could significantly impact our margins on those high margin products and which would be beyond our control.


    Although we currently operate an information-based web site on the Internet, we have not yet invested in the capability to engage in sales directly from the site. Most of the high-end manufacturers of products we sell currently do not allow their products to be sold over the Internet. In conjunction with our manufacturers and their strategies, we continue to actively investigate adding a sales function to our site. If we make an investment to sell over the Internet, such investment could be very costly and our sales site may not attract sufficient profitable sales to justify our investment.


BECAUSE WE EXPERIENCE SEASONAL FLUCTUATIONS IN OUR SALES, OUR QUARTERLY RESULTS WILL FLUCTUATE AND OUR ANNUAL RESULTS COULD BE BELOW EXPECTATIONS

    Seasonal consumer shopping patterns affect our business. Our fourth fiscal quarter includes the holiday shopping period and has historically contributed, and is expected to continue to represent, a substantial portion of our sales, income from operations and net income for our entire fiscal year. The fourth quarter of fiscal 1999 contributed 34% of sales, 80% of income from operations and 131% of net income. As a result, any factors negatively affecting Ultimate Electronics during the fourth quarter of any year, including adverse weather or unfavorable economic conditions, would have a material adverse effect on our results of operations for the entire year. More generally, our quarterly results of operations and financial condition may fluctuate based upon such factors as:

    - the timing of new store openings and store relocations;

    - the amount of store preopening expenses;

    - the amount of grand opening expenses incurred in new markets;

    - the mix of consumer electronics products sold in our stores;

    - timing of availability of new products;

    - profitability of sales of particular products; and

    - actions by our competitors, including grand opening and store closing sales by competitors.

OUR COMPARABLE STORE SALES RESULTS WILL FLUCTUATE AND THIS MAY CAUSE OUR STOCK PRICE TO FLUCTUATE

    A number of factors have historically affected, and will continue to affect, our comparable store sales results including among other factors:


    - changes in competition;


    - general regional and national economic conditions;

    - new product introductions;

    - consumer trends;

    - changes in our product mix;

    - weather conditions in our regions;

    - timing of promotional events; and

    - our ability to execute our business strategy effectively.

    We do not expect comparable store sales to increase at recent historical rates, and comparable store sales may be negative in the future. Our historical results have fluctuated significantly from quarter to quarter. Changes in our quarterly and annual comparable store sales results could cause the price of our common stock to fluctuate substantially. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality."

OUR LIMITED GEOGRAPHICAL DISPERSION MAY REDUCE OUR ABILITY TO WEATHER ADVERSE MARKET EVENTS

    Ultimate Electronics currently operates 30 stores in nine states in the Rocky Mountain, Midwest and Southwest regions of the United States. We are vulnerable to adverse market events in these locations including weather-related conditions, regional competition and unfavorable economic conditions.

A DISRUPTION IN OUR RELATIONSHIP WITH, OR IN THE OPERATIONS OF, ANY OF OUR KEY SUPPLIERS COULD CAUSE OUR SALES TO DECLINE


    The success of our business and growth strategy depends to a significant degree upon our suppliers, particularly our brand name suppliers of audio and video equipment such as Sony, Mitsubishi, Panasonic, JVC, Yamaha and RCA. We rely on a number of suppliers for limited distribution upscale items. We also rely on our suppliers for cooperative advertising support. Ultimate Electronics does not have any long-term supply agreements or exclusive arrangements with any vendors. We typically order our inventory through the issuance of individual purchase orders to vendors. In addition, we rely heavily on a relatively small number of suppliers. Our top five suppliers represented 63% of our purchases in fiscal 1999. The loss of any of these key vendors or the failure by us to establish and maintain relationships with these or other vendors could have a material adverse effect on our results of operations and financial condition. Our ability to establish additional stores in existing markets and to penetrate new markets depends to a significant extent on the willingness and ability of our vendors to supply those additional stores, and vendors may not be willing or able to do so. As we continue to open or acquire new stores, the inability or unwillingness of suppliers to supply some or all of their products to us at acceptable prices in one or more markets could have a material adverse effect on our results of operations and financial condition.


IF WE ARE UNABLE TO TIMELY RESPOND TO CHANGES IN CONSUMER DEMAND AND PREFERENCES, WE MAY LOSE CUSTOMERS AND OUR SALES MAY DECLINE

    Our success depends on our ability to anticipate and respond in a timely manner to consumer demand and preferences regarding audio and video consumer electronics products and changes in such demand and preferences. Any sustained failure by us to identify and respond to changes in consumer demand and preferences would have a material adverse effect on our results of operations and financial condition.

IF NEW PRODUCTS ARE NOT INTRODUCED OR CONSUMERS DO NOT ACCEPT NEW PRODUCTS, OUR SALES MAY DECLINE


    We depend to a large extent on the periodic introduction and availability of new products and technologies. Many products that incorporate the newest technologies, such as DVD and HDTV, are subject to significant technological changes and pricing limitations. They are also subject to the actions and cooperation of third parties such as television broadcasters and movie distributors. It is possible that these products or other new products, including new digital formats, will never achieve widespread consumer acceptance. Furthermore, the introduction or expected introduction of new products or technologies may depress sales of existing products and technologies, without a comparable increase in sales of new products in the same period due to uncertainty regarding consumer acceptance of the new products. Significant deviation from the projected demand for products we sell may have a material adverse effect on our results of operations and financial condition, either from lost sales or lower margins due to the need to mark down excess inventory.

    Our historical growth rate has been directly related to our ability to be a leader in sales of new technology products. In the future, other retailers may increase their focus on newer technologies. In addition, there may not be significant technologically advanced products.

A DECLINE IN GENERAL ECONOMIC CONDITIONS COULD LEAD TO REDUCED CONSUMER DEMAND FOR THE PRODUCTS WE SELL

    Consumer spending patterns, particularly discretionary spending for products such as consumer electronics, are affected by, among other things, prevailing economic conditions, wage rates, inflation, new housing starts, consumer confidence and consumer perception of economic conditions. A general slowdown in the U.S. economy or an uncertain economic outlook would adversely affect consumer spending habits.

CHANGES IN TRADE REGULATIONS, CURRENCY FLUCTUATIONS AND OTHER FACTORS BEYOND OUR CONTROL WOULD IMPACT INVENTORY PURCHASED FROM FOREIGN VENDORS


    We purchase a significant portion of our inventory from overseas vendors, particularly vendors headquartered in Japan. Changes in trade regulations, currency fluctuations or other factors may increase the cost of items we purchase from foreign vendors or create shortages of such items, which could in turn have a material adverse effect on our results of operations and financial condition. Conversely, significant reductions in the cost of such items in U.S. dollars may cause a significant reduction in retail price levels of those products, thereby resulting in a material adverse effect on our sales, margins or competitive position.


OUR BUYING POWER IS SOMEWHAT DEPENDENT UPON MEMBERSHIP IN A BUYING GROUP

    We are the largest member of the Progressive Retailers Organization, a volume buying group currently comprised of 14 consumer electronics retailers located throughout the country. This organization provides its members with market information and negotiates purchase terms with vendors on behalf of its members. Any future termination of our membership in this group could have an adverse effect on our results of operations and financial condition. In addition, rebates paid to us by product manufacturers through this group depend not only on our sales volumes but on the sales volumes achieved by the group's other members, and therefore decreased sales performance by us or these other members could reduce the amounts of such rebates payable to us. Any such reduction could in turn have an adverse effect on our results of operations and financial condition.

THE LOSS OF THE SERVICES OF OUR CHAIRMAN, CHIEF EXECUTIVE OFFICER, PRESIDENT OR OTHER KEY EMPLOYEES COULD JEOPARDIZE OUR ABILITY TO MAINTAIN OUR COMPETITIVE POSITION

    We believe that our success depends on the continued service of our key executive management personnel. Loss of the services of William J. Pearse, our Chairman, J. Edward McEntire, our Chief Executive Officer, and David J. Workman, our President and Chief Operating Officer, or other key employees could jeopardize our ability to maintain our competitive position in the industry. We do not currently have employment agreements with any of our executives or key person life insurance for any of our officers or directors.

    Our success also depends to a large extent on our ability to recruit, train and retain qualified personnel throughout our organization and in our stores and distribution facilities. As is typical in our industry, from time to time we have had difficulty recruiting sufficient qualified personnel.

WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD IMPAIR OUR NAME AND REPUTATION

    Ultimate Electronics-Registered Trademark-, Audio King-Registered Trademark-, Fast Trak-Registered Trademark- and Big Names. Little Prices. Guaranteed.-Registered Trademark- are federally registered trademarks and service marks owned by Ultimate Electronics, Inc. SoundTrack-TM-, Simple Solution-TM- and Ultimate Electronics Express-TM- are also trademarks owned by Ultimate Electronics, Inc. for which there are pending applications for federal registration. The Ultimate SoundTrack is a registered trademark in the State of Colorado and Audio King and Fast Trak are registered trademarks in the State of Minnesota that are owned by Ultimate Electronics, Inc. We actively protect our rights associated with our portfolio of marks to ensure that the quality associated with them and the value of our proprietary rights are maintained. Our marks, however, may not be effective to protect our intellectual property rights, and infringement or invalidity claims may be asserted by third parties in the future. Any such assertions, if proven to be true, could have a material adverse effect on our operational results and financial condition.

OUR CHARTER, BYLAWS AND ANTI-TAKEOVER PROTECTIONS COULD DELAY OR PREVENT AN ACQUISITION OR SALE OF ULTIMATE ELECTRONICS


    Our corporate charter and bylaws, as well as certain provisions of the Delaware General Corporation Law, contain provisions which may deter, discourage or make more difficult a change in control, even if such a change in control would be in the interest of a significant number of our stockholders or if such change in control would provide such stockholders with a substantial premium for their shares over then current market prices. In particular:


    - our charter authorizes the board of directors to issue one or more classes of preferred stock having such designations, rights and preferences as they determine, which issuances may have a material adverse effect on the rights of holders of common stock;

    - our stockholders have no right to take action by written consent;

    - our stockholders may not call special meetings of stockholders;

    - our charter and bylaws provide for the staggered election of directors to serve for three-year terms, subject to removal only for cause;

    - our bylaws contain advance notice provisions for presentation of new business and nominations of directors at meetings of stockholders; and

    - our bylaws may be amended only by the board of directors or by a majority vote of the shares represented and entitled to vote at an annual or a special meeting of stockholders.

In addition, Section 203 of the Delaware General Corporation Law prohibits us from engaging in a business combination with an interested stockholder for a period of three years after such person becomes an interested stockholder, unless various conditions are satisfied. See "Description of Capital Stock."

    In addition, under the terms of Ultimate Electronics' Stockholder Rights Plan, in general, if a person or group acquires more than 15% of the outstanding shares of common stock (an "Acquiring Person"), all of or our other stockholders would have the right to purchase securities from Ultimate Electronics at a discount to such securities' fair market value, thus causing substantial dilution to the holdings of the Acquiring Person. The Stockholder Rights Plan may inhibit a change in control and, therefore, could materially adversely affect the stockholders' ability to realize a premium over the then-prevailing market price for the common stock in connection with such a transaction.

OUR MANAGEMENT, INCLUDING OUR PRINCIPAL STOCKHOLDER, OWNS A SIGNIFICANT PORTION OF OUR COMMON STOCK AND WILL BE ABLE TO EXERCISE SIGNIFICANT INFLUENCE OVER OUR AFFAIRS


    After this offering, William J. Pearse, our Chairman, will beneficially own approximately 18.43% of our outstanding common stock. In addition, our directors and executive officers as a group (including

Mr. Pearse) will beneficially own approximately 22.27% of our common stock after this offering and will hold additional options to acquire 251,501 shares not currently exercisable. As a result of this share ownership, our management, and in particular Mr. Pearse, will be able to exert significant influence on corporate action requiring stockholder approval, including the election of directors. This share ownership could delay or prevent a change in control. It could also prevent our stockholders from realizing a premium over the market price for their common stock or making a change in management.


THE SUBSTANTIAL NUMBER OF SHARES THAT ARE ELIGIBLE FOR PUBLIC SALE AFTER THIS OFFERING MAY ADVERSELY AFFECT OUR STOCK PRICE


    After this offering, there will be 10,238,393 shares of our common stock outstanding. Of these outstanding shares, all 2,000,000 shares sold in this offering and 8,238,393 shares currently outstanding will be freely tradable without restriction or registration under the Securities Act, other than shares held by affiliates that may be sold pursuant to the requirements of Rule 144, another exemption from registration, or an effective registration statement. Rule 144 allows affiliates of an issuer to sell such issuer's common stock subject to certain volume, notice, manner of sale and informational requirements.


    As of September 15, 1999, 946,921 shares of common stock were issuable pursuant to options granted under our stock option plans. Of these option shares, 447,078 shares are currently exercisable. All shares issuable under our stock option plans have been registered under the Securities Act.

    Sales of substantial amounts of common stock in the public market, including shares issued upon the exercise of stock options, or the perception that such sales could occur, could materially adversely impact the market price for our common stock.

    Ultimate Electronics, our officers and directors, and the selling stockholders (who will beneficially own 2,375,776 shares after the offering) have agreed not to sell any shares for 120 days after the date of this prospectus, without the prior written consent of Banc of America Securities LLC on behalf of the underwriters. At any time and without notice Banc of America Securities may, in its sole discretion, release all or some of the securities from these lockup agreements.

SIGNIFICANT PROBLEMS RELATING TO THE YEAR 2000 ISSUE COULD ADVERSELY AFFECT OUR BUSINESS


    Until recently, most computer programs were written to store only two digits of date-related information in order to more efficiently handle and sort data. As a result, these programs were unable to properly distinguish between dates occurring in the year 1900 and dates occurring in the year 2000. This is referred to as the "Year 2000 Issue." During 1998 and 1999, we reviewed all applications and equipment to evaluate our exposure to the Year 2000 Issue. The required modifications to existing systems were identified, and plans were developed for upgrades or remediation. We anticipate that all upgrades and remediation will be completed by October 31, 1999.


    Our primary information system software is provided by Tyler Retail Systems, Inc. of Clearwater, Florida. This software operates the vast majority of our systems and has been evaluated for Year 2000 compliance. Tyler has stated that with the current software and the pending upgrade, our system should be Year 2000 compliant by October 31, 1999. We began the upgrade process in the first quarter of fiscal 2000. We believe that no other significant modifications to the Tyler software will be necessary. Our system review also identified that some older hardware and software were not Year 2000 compliant. These items were few in number and have been or will be replaced with Year 2000 compliant products. In our opinion, costs of these upgrades will not be material to our financial condition or operations.

    We are also in communication with third parties with whom we do significant business in order to assess their Year 2000 compliance and minimize the potential for adverse consequences, if any, that could result from failure of such entities to address this issue. Year 2000 Issues do present risks that are outside of our control, including, but not limited to, the potential for significant volumes of product returns due to widespread product failure, the failure of utility companies to provide electricity, the failure of telecommunication companies to provide voice and data transfer services, the failure of store security systems, the failure of financial services companies to process transactions or transfer funds and the failure of third-party vendors or suppliers to become Year 2000 compliant.

    We have contacted our significant suppliers to determine the Year 2000 functionality of their current products to minimize any disruption to our business. However, we cannot assure you that our vendors will be Year 2000 compliant. Any significant disruption to our supply of goods could have a material adverse effect on our business, results of operations and financial condition, particularly during our peak holiday season. We believe that our vendors are responsible for the Year 2000 functionality of the products they currently supply to us for resale. However, if we are required to handle product returns or repairs with respect to those failures on a large-scale basis, it could have a material adverse effect on our business, results of operations and financial condition.

    In the event of our failure or Tyler's failure to become timely Year 2000 compliant, we have not identified a near-term economically feasible alternative for operations support. Our most likely worst case scenario is that we would be required to resort to manual or other processing methods. With regard to any Year 2000 failure by third-party product suppliers, we plan to pursue alternative suppliers for Year 2000 compliant products where appropriate, but we anticipate that our competitors will be similarly impacted in any such event. We can make no assurances that Year 2000 Issues will not have a material adverse effect on our business, financial condition, or future operations, particularly during our peak holiday season. The information provided in this disclosure constitutes a "Year 2000 Readiness Disclosure" under the Year 2000 Information and Readiness Disclosure Act of 1998.

WE DO NOT ANTICIPATE PAYING DIVIDENDS ON THE COMMON STOCK FOR THE FORESEEABLE FUTURE

    We have never declared or paid any dividends on our common stock and do not intend to do so for the foreseeable future. Our credit facility currently restricts our ability to pay dividends.

OUR COMMON STOCK PRICE MAY BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES TO STOCKHOLDERS

    Our common stock trading price has been and is likely to continue to be highly volatile and subject to wide fluctuations in response to a variety of internal and external factors, some of which are beyond our control, including:

    - actual or anticipated variations in our quarterly operating results;


    - announcement of new technologies or of new products or services;



    - changes in financial estimates or changes in recommendations by securities analysts;


    - additions or departures of key personnel; and

    - changes in economic performance and/or market valuations of other consumer electronics retailers.

    Investors may not be able to resell their Ultimate Electronics common stock at or above the public offering price as a result of a possible decline in price after this offering. The stock market has experienced significant price and volume fluctuations over the past several years that have often been unrelated or disproportionate to the operating performance of particular companies. The trading prices of many companies' stocks, including ours, are at or near historical highs. These trading prices may not be sustained. Broad market factors may have a material adverse effect on our stock price, regardless of our actual operating performance.

                                USE OF PROCEEDS


    The net proceeds we receive from the sale of 2,000,000 shares of common stock in this offering at an assumed public offering price of $15.875 per share are expected to be approximately $29.6 million, after deducting the estimated underwriting discount and offering expenses that we will pay. If the underwriters exercise their over-allotment option in full, the net proceeds we receive will be approximately $34.6 million. We will not receive any proceeds from the sale of common stock by the selling stockholders, who are selling 250,000 shares of common stock in this offering.


    We expect to use the net proceeds:

    - to repay approximately $12 million of existing indebtedness under our revolving credit facility, which will be available to be reborrowed;


    - to prepay on or after March 31, 2000 the $13 million of our 10.25% mortgage bonds optionally redeemable after such date;


    - for development of new stores and for relocation and/or expansion of existing stores; and

    - for general corporate purposes.

    In addition, we may pursue acquisitions of businesses that are complementary to ours, although no such transaction is currently being negotiated. We may also decide to expand our Internet site to conduct retail sales. We could use proceeds of this offering for these purposes in the event we decide to pursue such matters.

    Indebtedness under our revolving credit facility accrues interest at 7.25% as of July 31, 1999. The revolving credit facility matures on September 30, 2001. In order to finance our growth strategy, we will need to use all or a portion of our revolving credit facility which is being paid down with the proceeds of this offering.


    The mortgage bonds accrue interest at 10.25% annually and mature in 2005. The mortgage bonds are optionally redeemable on or after March 31, 2000 at par plus accrued interest to the date of redemption. We are required to redeem $3.25 million aggregate principal amount of the mortgage bonds (reduced to the extent of the bonds previously purchased or redeemed by us) on January 31, 2002 and on January 31 of each of the three years thereafter, at a redemption price equal to par plus accrued interest to the date of redemption. Because we are not required to redeem the mortgage bonds, except as provided in the preceding sentence, if there were a significant increase in interest rates prior to the expected redemption date, or if unanticipated working capital needs or opportunities were presented, we could elect not to redeem the mortgage bonds. The mortgage debt was originally incurred in 1995 to finance a substantial portion of the construction of our warehouses, offices, service and store facility in Thornton, Colorado. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


    Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

    As a public company, we have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings for use in the operation and expansion of our business and therefore do not anticipate paying cash dividends in the foreseeable future. Our current credit facility also restricts our ability to pay dividends.

                          PRICE RANGE OF COMMON STOCK

    Ultimate Electronics' common stock trades on the Nasdaq National Market under the symbol "ULTE." Public trading of our common stock commenced on October 15, 1993. The following table shows, for the periods indicated, the high and low closing prices for the common stock as reported by Nasdaq.


                                                                                      HIGH         LOW
                                                                                     -------    ---------
FISCAL 1998
  First Quarter...................................................................     4          2 5/8
  Second Quarter..................................................................     3 5/8      2 11/16
  Third Quarter...................................................................     5          3 1/16
  Fourth Quarter..................................................................     4 1/4      2 3/4

FISCAL 1999
  First Quarter...................................................................     4 1/4      2 7/8
  Second Quarter..................................................................     4 3/8      2 13/16
  Third Quarter...................................................................     4 1/4      2 1/4
  Fourth Quarter..................................................................     9 3/8      2 7/16

FISCAL 2000
  First Quarter...................................................................    14          8 3/16
  Second Quarter..................................................................    20 1/8     12 15/16
  Third Quarter (through September 24, 1999)......................................    20 1/4     14



    As of September 3, 1999, there were approximately 117 holders of record of our common stock. As of September 24, 1999, the closing sale price of our common stock was $15 7/8.

                                 CAPITALIZATION


    The following table sets forth our capitalization plus cash and cash equivalents as of July 31, 1999, (i) on an actual basis and (ii) as adjusted to reflect the application of the estimated net proceeds from the sale of the 2,000,000 shares of common stock offered by Ultimate Electronics pursuant to this prospectus at an assumed public offering price of $15.875 per share. This table should be read in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds," "Selected Financial Data" and our consolidated financial statements and the accompanying notes.



                                                                                                JULY 31, 1999
                                                                                           -----------------------
                                                                                            ACTUAL    AS ADJUSTED
                                                                                           ---------  ------------
                                                                                               (IN THOUSANDS)
Cash and cash equivalents:...............................................................  $   6,113  $  10,699
                                                                                           ---------  ------------
                                                                                           ---------  ------------
Debt:
  Revolving line of credit...............................................................  $  11,978  $       0
  Long-term debt, including current portion..............................................     13,490        490(3)
  Capital lease obligations, including current portion...................................      1,887      1,887
                                                                                           ---------  ------------
    Total debt...........................................................................     27,355      2,377

Stockholders' equity:
  Preferred stock, $.01 par value, 10,000,000 shares authorized; no shares issued and
    outstanding actual and as adjusted...................................................         --         --
  Common stock, $.01 par value, 10,000,000 shares authorized actual, 15,000,000 shares authorized as adjusted (1); 8,232,645 shares outstanding actual and 10,232,645 shares
    outstanding as adjusted (2)..........................................................         82        102
  Additional paid-in capital.............................................................     34,123     63,667
  Retained earnings......................................................................     15,439     15,439
                                                                                           ---------  ------------
    Total stockholders' equity...........................................................     49,644     79,208
                                                                                           ---------  ------------
    Total capitalization.................................................................  $  76,999  $  81,585
                                                                                           ---------  ------------
                                                                                           ---------  ------------


- ------------------------


(1) We amended our certificate of incorporation to increase the number of authorized shares of common stock from 10,000,000 to 15,000,000 on September 29, 1999.



(2) Excludes 998,771 shares of common stock reserved for issuance under our stock option plans, of which options to purchase 946,921 shares were outstanding as of September 24, 1999, with a weighted average exercise price of $4.41 per share.



(3) Our $13 million of 10.25% mortgage bonds cannot be redeemed until March 31, 2000.

                            SELECTED FINANCIAL DATA

    The following table contains our selected consolidated financial and operating data. Information for each fiscal year is derived from our financial statements which have been audited by Ernst & Young LLP, independent auditors. Interim period information is derived from our unaudited financial statements which include, in the view of management, all adjustments necessary for a fair presentation of such data. Interim period results are not indicative of full year results. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements.

                                                                                                         SIX MONTHS
                                                 FISCAL YEAR ENDED JANUARY 31,                         ENDED JULY 31,
                                  ------------------------------------------------------------   ---------------------------
                                     1995         1996        1997       1998(1)       1999         1998             1999
                                  ----------   ----------   ---------   ----------   ---------   ----------       ----------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
INCOME STATEMENT DATA:
  Sales.........................  $  165,069   $  251,807   $ 261,154   $  306,306   $ 337,454   $  142,064       $  166,612
  Costs of goods sold...........     120,588      184,343     191,903      223,464     239,854      101,901          116,616
                                  ----------   ----------   ---------   ----------   ---------   ----------       ----------
  Gross profit..................      44,481       67,464      69,251       82,842      97,600       40,163           49,996
  Selling, general and
    administrative expenses.....      36,276       59,525      64,786       78,621      89,010       41,373           45,814
                                  ----------   ----------   ---------   ----------   ---------   ----------       ----------
  Income (loss) from
    operations..................       8,205        7,939       4,465        4,221       8,590       (1,210)           4,182
  Interest expense, net.........         407        1,866       3,210        3,985       3,957        2,198            1,388
                                  ----------   ----------   ---------   ----------   ---------   ----------       ----------
  Income (loss) before income
    taxes and cumulative effect
    of change in accounting
    method......................       7,798        6,073       1,255          236       4,633       (3,408)           2,794
  Income tax expense
    (benefit)...................       2,908        2,241         470           88       1,723       (1,255)           1,037
                                  ----------   ----------   ---------   ----------   ---------   ----------       ----------
  Income before cumulative
    effect of change in
    accounting method...........  $    4,890   $    3,832   $     785   $      148   $   2,910   $   (2,153)      $    1,757
  Cumulative effect of change in
    accounting for preopening
    expenses, net of taxes(2)...          --         (988)         --           --          --           --               --
                                  ----------   ----------   ---------   ----------   ---------   ----------       ----------
  Net income (loss).............  $    4,890   $    2,844   $     785   $      148   $   2,910   $   (2,153)      $    1,757
                                  ----------   ----------   ---------   ----------   ---------   ----------       ----------
                                  ----------   ----------   ---------   ----------   ---------   ----------       ----------

  Earnings per (loss)
    share--Basic................  $     0.88   $     0.48   $    0.11   $     0.02   $    0.36   $    (0.26)      $     0.21
  Earnings per (loss)
    share--Diluted..............  $     0.88   $     0.48   $    0.11   $     0.02   $    0.35   $    (0.26)      $     0.20
  Pro forma earnings per share
    (2).........................  $     0.76   $     0.65          --           --          --           --               --

  Weighted average shares
    outstanding--Basic..........       5,500        5,861       6,995        7,626       8,150        8,145            8,187
  Weighted average shares
    outstanding--Diluted........       5,583        5,906       7,125        7,737       8,317        8,145            8,866
SELECTED OPERATING DATA:
  Number of stores open at end
    of period...................          14           18          18           30          30           30               30
  Inventory turns (3)...........         5.5          5.1         4.7          4.9         5.1          5.0              5.3
  Average square footage per
    store at end of period......      22,000       26,000      30,200       25,600      25,600       25,600           25,600
  Sales growth..................          87%          53%          4%          17%         10%          21%(1)           17%
  Comparable stores sales growth
    (4).........................          29%          (2)%       (16)%         (6)%         2%          (1)%             17%
  Store contribution margin
    (5).........................        10.5%         8.0%        6.8%         6.5%        8.7%         5.6%             8.5%
  Gross profit margin...........        26.9%        26.8%       26.5%        27.0%       28.9%        28.3%            30.0%
  Operating margin..............         5.0%         3.2%        1.7%         1.4%        2.5%        (0.8)%            2.5%
  Net income margin.............         3.0%         1.1%        0.3%         0.1%        0.9%        (1.5)%            1.1%
BALANCE SHEET DATA: (at period
  end)
  Working capital...............  $    4,061   $   30,995   $  27,868   $    5,578   $  26,740   $    4,973       $   29,140
  Total assets..................      69,194      100,466     103,310      123,446     121,904      117,073          121,388
  Long-term debt................          --       31,996      31,165       13,642      26,518       13,490           25,143
  Capital lease obligations
    (6).........................       3,120        1,295       1,007        2,049       1,841        1,888            1,810
  Stockholders' equity..........      25,611       40,918      41,703       44,721      47,675       42,584           49,644

- ------------------------------

(1) On June 27, 1997, we acquired Audio King, which has 11 stores with an average size of 13,700 square feet. The results of operations of Audio King since the acquisition date are included in our consolidated financial statements.

(2) During fiscal 1996, we changed our accounting method for preopening expenses, resulting in a cumulative effect adjustment of ($0.17) per share, net of taxes. For fiscal 1995, the pro forma effect of this change in accounting method was $678,000 which resulted in pro forma net income for the year of $4,212,000.


(3) Inventory turns are calculated based upon the average of the prior 12 months inventory levels.


(4) Comparable store sales are for stores open at least 13 months and exclude recently relocated and expanded stores for 13 months after their completion date.


(5) Store contribution margin includes all store sales less direct and allocated expenses as a percentage of store sales. Allocated expenses do not include corporate and warehouse/distribution expenses, interest expense and corporate income taxes.


(6) Does not include current portions.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    Ultimate Electronics is a leading specialty retailer of consumer electronics and home entertainment products in the Rocky Mountain, Midwest and Southwest regions of the United States. We appeal to a wide range of consumers and focus on mid to high-end products sold by a highly-trained, knowledgeable, full-time sales force in a full service retail environment. We believe that our differentiating characteristics, together with our policy of offering the same prices as our competitors on identical merchandise, makes us an attractive alternative to volume driven appliance/electronics superstores, as well as other national, regional and local merchants.

    We opened our first store in 1968. We grew to nine stores in Colorado by 1993 and then adopted an expansion strategy to enter new markets in the Rocky Mountain, Midwest and Southwest regions. By January 31, 1997, we had grown to 18 stores. In June 1997, we acquired Audio King Corporation, a consumer electronics specialty retailer with 11 retail stores in Minnesota, Iowa and South Dakota. Beginning in fiscal 1996 and through fiscal 1998, our results were significantly impacted by new competition, including the entry of several new competitors in our markets, as well as a lack of significant new products in our core categories.

    In response to increasing competitive pressures and an industry wide decline in audio and video product sales, we adopted a revised operating strategy in May 1998. Our new strategy, along with a more favorable retail environment, contributed to our increased sales, profitability and comparable store sales. In particular:

    - we elected to de-emphasize the computer category and to focus our computer mix on Sony computers and Canon printers;

    - we added additional higher-end products and increased our focus on four major product categories--audio, video, television and mobile electronics;

    - we significantly revitalized our marketing and advertising by promoting more mid to high-end products and distributing a new 70 to 80 page full color catalog as part of our direct mail campaign; and

    - we adjusted our commission structure to provide improved incentives to our sales associates to maximize incremental sales of high margin complementary products and services.

As a result of these initiatives and the acquisition of Audio King, our sales in fiscal 1999 increased 10% compared to the prior year, with comparable store sales increasing 2% (7% excluding the computer category). Similarly, in the six months ended July 31, 1999, sales increased 17%, comparable store sales increased 17% (20% excluding the computer category) and gross profit increased 24%, in each case compared to the six months ended July 31, 1998.

    We intend to build on this success by opening new stores in current and new markets and relocating and/or expanding selected smaller stores to more favorable sites. In the current fiscal year, we are constructing a new large format store in Davenport, Iowa that we expect to open by the end of fiscal 2000. We expect to open an additional six to eight new stores in fiscal 2001 primarily in the Phoenix area, and eight to 12 additional stores in fiscal 2002. At the present time no leases have been signed for the Phoenix stores, but we have entered into letters of intent and are negotiating leases for several of the sites. We have not entered into letters of intent or negotiated leases for most of the other new stores we may open in fiscal 2001 and 2002. In addition, we are currently expanding a Minneapolis, Minnesota area store, and relocating and expanding our Sioux Falls, South Dakota store. In fiscal 2001 we plan to relocate and expand a St. Paul, Minnesota area store, remodel and expand our Fort Collins, Colorado store, and relocate and expand one of our Denver, Colorado stores.

    Our investment for large format stores opened since 1993 has been approximately $2.8 million per store, and includes leasehold improvements, fixtures and equipment, inventory (net of payables) and preopening expenses. Our large format stores have typically been profitable on a store operating basis within their first 12 months of operation and had an average initial store investment pay-back period, excluding inventory, within 24 months. The timing of our new store openings and relocations will significantly impact our results of operations and financial condition in future periods.


RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, the relative percentages that certain income and expense items bear to sales:

                                                                          FISCAL YEAR ENDED JANUARY 31,     SIX MONTHS ENDED
                                                                                                                JULY 31,
                                                                         -------------------------------  --------------------
                                                                           1997       1998       1999       1998       1999
                                                                         ---------  ---------  ---------  ---------  ---------
Sales..................................................................      100.0%     100.0%     100.0%     100.0%     100.0%
Cost of goods sold.....................................................       73.5       73.0       71.1       71.7       70.0
                                                                         ---------  ---------  ---------  ---------  ---------
  Gross profit.........................................................       26.5       27.0       28.9       28.3       30.0
Selling, general and administrative expenses...........................       24.8       25.6       26.4       29.1       27.5
                                                                         ---------  ---------  ---------  ---------  ---------
  Income (loss) from operations........................................        1.7        1.4        2.5       (0.8)       2.5
Interest expense, net..................................................        1.2        1.3        1.1        1.6        0.8
                                                                         ---------  ---------  ---------  ---------  ---------
  Income (loss) before taxes...........................................        0.5        0.1        1.4       (2.4)       1.7
Income tax expense (benefit)...........................................        0.2         --        0.5       (0.9)       0.6
                                                                         ---------  ---------  ---------  ---------  ---------
  Net income (loss)....................................................        0.3%       0.1%       0.9%      (1.5)%       1.1%
                                                                         ---------  ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------  ---------

SIX MONTHS ENDED JULY 31, 1999 COMPARED TO SIX MONTHS ENDED JULY 31, 1998

    SALES. Sales for the six months ended July 31, 1999 were $166.6 million, a 17% increase from sales of $142.1 million for the same period in the prior year. Sales of comparable stores increased 17% for the six months ended July 31, 1999. In May 1998, we significantly reduced our computer assortment. Excluding the computer category, comparable store sales increased 20% for the six months ended July 31, 1999. Sales of new technology products such as DVD, HDTV and digital camcorders were the primary drivers of comparable store sales growth during this six-month period. Beginning in November 1998, we began mailing a 70 to 80 page full color catalog to our existing customer base and prospective customers on a quarterly basis. The catalog, along with refinements to our merchandising and sales systems and a favorable consumer electronics market, contributed to the increase in comparable store sales in the current year.

    GROSS PROFIT. Cost of goods sold includes merchandise costs, buying costs and warehousing/distribution costs less vendor purchase discounts and volume rebates. Cost of goods sold increased by $14.7 million to $116.6 million for the six months ended July 31, 1999 from $101.9 million during the six months ended July 31, 1998. Gross profit for the six months ended July 31, 1999 increased to $50.0 million (30.0% of sales) from $40.2 million (28.3% of sales) for the six months ended July 31, 1998. The improved gross margin was primarily the result of increased sales in our higher margin categories including audio, television and mobile electronics. Sales of digital technology products tend to realize higher gross margins than their analog counterparts. In association with the decision to reduce our computer assortment, we recorded a $700,000 increase in inventory reserves during the six months ended July 31, 1998. This adjustment negatively impacted that period's margin by 0.5%.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses include occupancy costs, payroll, depreciation, computer costs and all other expenses necessary to operate our business. Selling, general and administrative expenses for the six months ended July 31, 1999 increased to $45.8 million (27.5% of sales) from $41.4 million (29.1% of sales) for the six months ended July 31, 1998. The decrease in selling, general and administrative expenses as a percentage of sales was primarily due to the leveraging of our fixed expenses against the 17% comparable store sales increase that we achieved in the first six months of the current year as well as the cost control measures implemented after the first quarter of the prior year. These cost control measures included new commission plans emphasizing specific profit opportunities, reduced travel expenses, store support expenses closely tied to volume and increased awareness of controllable expenses throughout the organization.


    INCOME FROM OPERATIONS. As a result of the foregoing, income from operations for the six months ended July 31, 1999 was $4.2 million (2.5% of sales) compared to a loss from operations of $1.2 million (0.8% of sales) for the six months ended July 31, 1998.

    INTEREST EXPENSE. Interest expense consists primarily of interest payable on outstanding balances under our revolving line of credit as well as on our outstanding mortgage bonds. Interest expense decreased to $1.4 million for the six months ended July 31, 1999 from $2.2 million for the six months ended July 31, 1998. We attribute this decrease primarily to lower average amounts outstanding under our revolving line of credit as well as a reduction in the interest rate associated with the new line of credit from Foothill Capital Corporation.

    INCOME TAXES. Income tax expense for the six months ended July 31, 1999 was $1.0 million compared to an income tax benefit of $1.3 million for the same period in the prior year.

    NET INCOME. Net income for the six months ended July 31, 1999 was $1.8 million compared to a loss of $2.2 million for the same period in the prior year for the reasons described above.

FISCAL 1999 COMPARED TO FISCAL 1998

    SALES. For the year ended January 31, 1999, sales were $337.5 million, a 10% increase from sales of $306.3 million for the prior year. The increase in sales during fiscal 1999 was due primarily to the effect of having the Audio King stores for a full year along with an increase in sales of comparable stores. Comparable store sales increased 2% for the year ended January 31, 1999 compared to a decrease of 6% in comparable store sales for the year ended January 31, 1998. In May 1998, we significantly reduced our computer assortment. Excluding the computer category, comparable store sales increased 7% for the year.

    GROSS PROFIT. Gross profit in fiscal 1999 increased 18% to $97.6 million (28.9% of sales) from $82.8 million (27.0% of sales) in fiscal 1998. The improvement in gross profit was due primarily to the impact of the reduced computer assortment along with an increase in sales of higher margin products in our core categories of audio, video, television and mobile electronics.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses in fiscal 1999 increased 13% to $89.0 million (26.4% of sales) from $78.6 million (25.6% of sales) in fiscal 1998. The percentage increase in selling, general and administrative expenses was due primarily to higher fixed store expenses as a percentage of sales as well as slightly higher net advertising expenses.

    INCOME FROM OPERATIONS. As a result of the foregoing, income from operations more than doubled in fiscal 1999, increasing to $8.6 million (2.5% of sales) from $4.2 million (1.4% of sales) in fiscal 1998.

    INTEREST EXPENSE. Interest expense was $4.0 million for both fiscal 1999 and 1998.

    INCOME TAXES. Our effective tax rate of 37.2% in fiscal 1999 was also the same as the prior year.

    NET INCOME. Net income for fiscal 1999 was $2.9 million compared to $148,000 for the prior year, for the reasons described above.

FISCAL 1998 COMPARED TO FISCAL 1997

    SALES. For the year ended January 31, 1998, sales were $306.3 million, a 17% increase from sales of $261.2 million for the prior year. The increase in sales during fiscal 1998 was due primarily to the acquisition of Audio King in June 1997. Comparable store sales decreased 6% for the year ended January 31, 1998 compared to a decrease of 16% in comparable store sales for the year ended January 31, 1997. We believe the decrease in comparable store sales over the prior two years resulted primarily from an industry-wide decline in audio and video product sales and increased competition in our markets.

    GROSS PROFIT. Gross profit in fiscal 1998 increased 20% to $82.8 million (27.0% of sales) from $69.3 million (26.5% of sales) in fiscal 1997. The slight increase in the gross profit percentage was due to a larger mix of higher margin product categories as a result of the acquisition of Audio King.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses in fiscal 1998 increased 21% to $78.6 million (25.6% of sales) from $64.8 million (24.8% of sales) in fiscal 1997. The percentage increase in selling, general and administrative expenses was due primarily to higher fixed store expenses as a percentage of sales caused by lower comparable store sales, partially offset by the leverage gained through the increase in sales generated from the Audio King merger.

    INCOME FROM OPERATIONS. As a result of the foregoing, income from operations in fiscal 1998 decreased 5% to $4.2 million (1.4% of sales) from $4.5 million (1.7% of sales) in fiscal 1997.

    INTEREST EXPENSE. Interest expense for fiscal 1998 increased to $4.0 million from $3.2 million in fiscal 1997 due to higher average amounts outstanding under our revolving line of credit that were used for the Audio King acquisition, the remodeling of six Audio King stores and an additional store opening in Colorado in fiscal 1998.

    INCOME TAXES. Our effective tax rate of 37.2% in fiscal 1998 decreased slightly from the 37.4% tax rate in fiscal 1997.

    NET INCOME. As a result of the foregoing, net income for fiscal 1998 was $148,000 compared to $785,000 for the prior year.

LIQUIDITY AND CAPITAL RESOURCES

    Historically, our primary sources of liquidity for funding working capital expansion and growth have been net cash from operations, revolving credit lines, term debt and issuances of common stock. Our primary cash requirements are related to expenditures for new store openings and the relocation and/or remodeling of existing store locations, including preopening expenses and beginning inventory for new or relocated stores, as well as working capital to support our inventory requirements and selling, general and administrative expenses.

    Net cash provided by operating activities equaled $4.6 million for the six months ended July 31, 1999 compared to $1.6 million for the six months ended July 31, 1998. The increase in cash provided by operating activities resulted primarily from an increase in net income as well as higher accounts payable balances during the six months ended July 31, 1999. Net cash provided by operating activities was $17.9 million for fiscal 1999 compared to net cash provided by operating activities of $9.4 million in fiscal 1998. The increase in cash provided by operating activities resulted from an increase in net income as well as increases in accounts payable and decreases in accounts receivable, offset by an increase in merchandise inventory.

    Net cash used in investing activities during the six months ended July 31, 1999 was $1.6 million compared to $0.5 million during the six months ended July 31, 1998. The increase reflects increased purchases of property and equipment during 1999. Net cash used in investing activities during fiscal 1999 was $1.6 million compared to $10.0 million during fiscal 1998. Investing activities were higher in fiscal 1998 primarily as a result of the purchase of Audio King, one new store opening and one store relocation.

    Net cash used in financing activities totaled $1.3 million during the six months ended July 31, 1999 compared to $0.5 million during the six months ended July 31, 1998. The increase reflects primarily a greater pay down on our revolving line of credit during the 1999 period. Principal payments on term loans and capital lease obligations remained constant during these periods. Net cash used in financing activities during fiscal 1999 was $13.9 million compared to net cash provided by financing activities of $1.9 million during fiscal 1998, reflecting further repayment during fiscal 1999 of our revolving line of credit.

    On September 30, 1998, we executed a three-year $40 million credit agreement with Foothill Capital Corporation, a wholly owned subsidiary of Norwest Bank. Borrowings under this revolving line of credit are limited to the lesser of $40 million or 80% of eligible inventory and a portion of accounts receivable. As of July 31, 1999, the entire $40 million facility was available to us, and $12 million was outstanding. Borrowings bear interest, payable monthly, based on a blend of LIBOR plus 2% and Norwest Bank's prime rate minus 0.375%. Inventories, accounts receivable, equipment and intangibles secure our borrowings. The facility includes negative covenants that limit our ability to, without the bank's prior approval and subject to various exceptions, incur indebtedness, create liens, enter into mergers and consolidations, pay dividends, repurchase our capital stock, issue guarantees, sell or transfer assets, consign inventory, prepay or retire any debt owed to third parties, make investments or engage in transactions with affiliates. The facility also contains covenants regulating our gross margins, inventory levels, tangible net worth and capital expenditures. We were in compliance with all covenants for all periods of fiscal 1999 and through July 31, 1999. We expect to use a portion of the proceeds of this offering to repay all of our indebtedness outstanding under this credit agreement, which amounts may be reborrowed in order to finance our growth.


    In March 1995, we issued $13.0 million aggregate principal amount of 10.25% first mortgage bonds and received net proceeds of $12.7 million. We used the proceeds of the bond offering to fund a substantial portion of the construction of our warehouse, offices, service and store facility in Thornton, Colorado. Interest on the bonds accrues at a rate of 10.25% per year until maturity or earlier redemption. We are required to redeem $3.25 million aggregate principal amount of the bonds (reduced to the extent of the bonds previously purchased or redeemed by us) on January 31, 2002 and on January 31 of each of the three years thereafter, at a redemption price equal to par plus accrued interest to the date of redemption. The bonds are redeemable at par on or after March 31, 2000 at our option and are secured by our Thornton facility. We are also required to make an offer to purchase all of the outstanding bonds, at par plus accrued interest, following the occurrence of any change of control. The indenture governing the bonds includes covenants which, among other things, subject to various exceptions, restricts our ability to incur additional indebtedness, declare dividends on our equity interests, purchase or redeem any of our equity interests, create liens, enter into mergers and consolidations or engage in transactions with affiliates. We expect to use a portion of the proceeds of this offering to redeem all of the outstanding mortgage bonds on or after March 31, 2000. Our credit agreement provides that we may redeem the mortgage bonds at any time prior to June 30, 2000.


    In June 1997, we acquired all of the outstanding shares of Audio King Corporation, a consumer electronics specialty retailer operating 11 retail stores in Minnesota, Iowa and South Dakota. The purchase price consisted of $2.5 million in cash, 986,432 shares of our common stock, assumed debt of $7.2 million and other expenses and severance costs of $1.4 million. The transaction was accounted for as a purchase. The transaction resulted in our recording goodwill in the amount of $2.7 million, which is being amortized over a 10-year life. Our financial statements include the operating results of Audio King beginning on June 27, 1997.

    We received proceeds of $17.8 million (net of offering costs) in October 1993 in connection with the initial public offering of our common stock. We received proceeds of $12.5 million (net of offering costs) in November 1995 in connection with a second public offering of our common stock.


    Capital expenditures for fiscal 1999 were $1.6 million. During fiscal 2000 we plan to construct a new large format store in Davenport, Iowa and to expand or relocate two other stores. Our capital expenditures budget for fiscal year 2000 is $10.0 million, of which $1.6 million had been spent through July 31, 1999. We expect capital expenditures of $18 million to $24 million in fiscal 2001, primarily for new store openings and store relocations and expansions.


    We believe that our cash flow from operations and borrowings under our current credit facility, together with proceeds of this offering, will be sufficient to fund our operations, debt repayment and expansion through fiscal 2001. To fund the capital requirements for our anticipated plans beyond that time, we may be required to seek additional financing, which may take the form of expansion of our existing credit facility, or possibly additional debt or equity financings. We may also re-mortgage our Thornton facility. There can be no assurance that we will be able to obtain such funds on favorable terms, if at all. Furthermore, due to the seasonality of our business, our working capital needs are significantly higher during the fiscal third and fourth quarters.

SEASONALITY


    The following table shows our sales, income from operations and net income for each of the most recent ten quarters. The quarterly information is unaudited but has been prepared on the same basis as our audited financial statements included elsewhere in the prospectus. In the view of management, this unaudited data includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the unaudited quarterly results when read in conjunction with our audited financial statements. The results of operations for any quarter are not necessarily indicative of the results for any future period. See "Risk Factors--Because We Experience Seasonal Fluctuations in Our Net Sales, Our Quarterly Results Will Fluctuate and Our Annual Results Could Be Below Expectations."

                                                                                                                       FISCAL
                                                                                                                        2000
                                       FISCAL 1998                                     FISCAL 1999                     QUARTER
                                      QUARTER ENDED                                   QUARTER ENDED                     ENDED
                      ----------------------------------------------  ----------------------------------------------  ---------
                      APRIL 30,  JULY 31,   OCTOBER 31,  JANUARY 31,  APRIL 30,  JULY 31,   OCTOBER 31,  JANUARY 31,  APRIL 30,
                        1997       1997        1997         1998        1998       1998        1998         1999        1999
                      ---------  ---------  -----------  -----------  ---------  ---------  -----------  -----------  ---------

                                                                                                                         (IN
                                      (IN THOUSANDS)                                  (IN THOUSANDS)                  THOUSANDS)
Sales...............  $  55,508  $  61,944   $  81,990    $ 106,864   $  70,882  $  71,182   $  79,441    $ 115,949   $  80,303
Income (loss) from
  operations........  $     290  $     299   $     927    $   2,705   $  (2,438) $   1,228   $   2,952    $   6,848   $   1,389
Net income (loss)...  $    (311) $    (422)  $    (115)   $     996   $  (2,211) $      58   $   1,250    $   3,813   $     439


                      JULY 31,
                        1999
                      ---------

Sales...............  $  86,309
Income (loss) from
  operations........  $   2,793
Net income (loss)...  $   1,318

    Seasonal consumer buying patterns affect our business. As is the case with many other retailers, our sales and profits have been greatest in the fourth quarter (which includes the holiday selling season). In fiscal 1999, the fourth quarter represented 34% of sales, 80% of income from operations and 131% of net income. Due to the importance of the holiday shopping season, any factors negatively impacting the holiday selling season could have a material adverse effect on our financial condition and results of operations. Operating results are dependent upon a number of factors, including discretionary consumer spending, which is affected by local, regional and national economic conditions affecting disposable consumer income, such as employment, business conditions, interest rates and taxation. Our quarterly results of operations may fluctuate significantly as a result of a number of factors, including:

    - the timing of new or relocated and expanded store openings;

    - expenses related to relocation and expansion;

    - unexpected changes in volume related rebates from manufacturers;

    - the success of new stores; and

    - the impact of new stores on existing stores.

As we have opened additional stores or relocated and expanded stores within markets we already serve, sales at existing stores have been adversely affected. Such adverse effects may occur in the future. Our quarterly operating results also may be affected by increases in merchandise costs, price changes in response to competitive factors, new and increased competition and product availability.

INFLATION

    We believe, because of competition among manufacturers and technological changes in the consumer electronics industry, inflation has not had a significant effect on results of operations during the last few years.

YEAR 2000 ISSUE


    Until recently, most computer programs were written to store only two digits of date-related information in order to more efficiently handle and sort data. As a result, these programs were unable to properly distinguish between dates occurring in the year 1900 and dates occurring in the year 2000. This is referred to as the "Year 2000 Issue." During 1998 and 1999, we reviewed all applications and equipment to evaluate our exposure to the Year 2000 Issue. The required modifications to existing systems were identified, and plans were developed for upgrades or remediation. We anticipate that all upgrades and remediation will be completed by October 31, 1999.



    Our primary information system software is provided by Tyler Retail Systems, Inc. of Clearwater, Florida. This software operates the vast majority of our systems and has been evaluated for Year 2000 compliance. Tyler has stated that with the current software and the pending upgrade, our system should be Year 2000 compliant by October 31, 1999. We began the upgrade process in the first quarter of fiscal 2000. We believe that no other significant modifications to the Tyler software will be necessary. Our system review also identified that some older hardware and software were not Year 2000 compliant. These items were few in number and have been replaced with Year 2000 compliant products. In our opinion, costs of these upgrades will not be material to our financial condition or operations. We are also in communication with third parties with whom we do significant business in order to assess their Year 2000 compliance and minimize the potential for adverse consequences, if any, that could result from failure of such entities to address this issue. Year 2000 issues do present risks that are outside of our control, including, but not limited to, the failure of utility companies to provide electricity, the failure of telecommunications companies to provide voice and data transfer services, the failure of financial services companies to process transactions or transfer funds and the failure of third-party vendors or suppliers to become Year 2000 compliant. In the event of our failure or Tyler's failure to become timely Year 2000 compliant, we have not identified a near-term economically feasible alternative for operations support, and would be required to resort to manual or other processing methods. With regard to any Year 2000 failure by third-party product suppliers, we plan to pursue alternative suppliers for Year 2000 compliant products, where appropriate, but we anticipate that our competitors will be similarly impacted in any such event. We can make no assurances that Year 2000 issues will not have an adverse effect on our business, financial condition, or future operations. The information provided in this disclosure constitutes a "Year 2000 Readiness Disclosure" under the Year 2000 Information and Readiness Disclosure Act of 1998.

NEW ACCOUNTING PRONOUNCEMENTS

    We adopted Statements of Financial Accounting Standards (SFAS) No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosure about Segment Reporting of an Enterprise and Related Information" in fiscal 1999 with no material impact to our financial statements.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

    As of July 31, 1999, we had outstanding long-term debt of approximately $25.1 million, $13.0 million of which bears interest at an annual fixed rate of 10.25%. A hypothetical 10.0% decrease in interest rates would not have a material impact on us. Increases in interest rates could, however, increase interest expense associated with our future borrowings, if any. For example, we frequently effect borrowings under our $40.0 million revolving line of credit for general corporate purposes, capital expenditures and other purposes related to expansion of our capacity. Borrowings under the $40.0 million line of credit bear interest based on a blend of LIBOR plus 2.0% and Norwest Bank's prime rate minus 0.375%. Borrowings under this credit facility in the amount of $12.0 million were outstanding as of July 31, 1999. We have not hedged against interest rate changes.

FORWARD-LOOKING STATEMENTS

    Management's discussion and analysis of financial condition and results of operations contain statements that are not historical facts but are forward-looking statements that involve risks and uncertainties that could cause future results to vary materially from projected results. Such statements address activities, events or developments that we expect, believe, project, intend, estimate, plan or anticipate will, should, could or may occur, including reference to future profitability and steps being taken to achieve that result. Factors that could cause actual results to differ materially from our projections, forecasts, estimates and expectations include, but are not limited to:

    - risks related to our ability to open and profitably operate new stores;

    - our ability to profitably relocate and/or expand existing stores and the willingness of vendors to permit product sales over the Internet;

    - significant competition, including new competition from internet retailers;

    - seasonal fluctuations in our business;

    - changes in trade regulations and currency fluctuations;

    - risks regarding increases in promotional activities of competitors;

    - the presence or absence of new products or product features in our merchandise categories;

    - changes in the distribution strategy of our vendors;

    - changes in vendor support for advertising and promotional programs;

    - changes in our merchandise sales mix;

    - the results of financing efforts;

    - fluctuations in consumer demand and preferences;

    - the risks associated with Year 2000 issues; and

    - general economic conditions.

Please refer to a discussion of these and other factors in our Annual Report on Form 10-K for the year ended January 31, 1999, in this prospectus under "Risk Factors" and in our other filings with the Securities and Exchange Commission. We disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

                                    BUSINESS

OVERVIEW

    Ultimate Electronics is a leading specialty retailer of consumer electronics and home entertainment products in the Rocky Mountain, Midwest and Southwest regions of the United States. We appeal to a wide range of consumers and focus on mid to high-end products sold by a highly-trained, knowledgeable, full-time sales force in a full service retail environment. We seek to differentiate Ultimate Electronics from its national, regional and local competitors by:

    - focusing on audio, video, television and mobile electronics products;


    - offering over 125 brands including a majority of the most popular names and a large selection of limited-distribution, upscale brands and lines;


    - emphasizing products with the latest technology by dedicating significant resources to their promotion, advertising, merchandising and related product training;

    - offering Simple Solution packages created by us for home theater, mobile electronics and home computing to make purchasing consumer electronics systems simple;

    - utilizing an upscale, demonstration-oriented store format with an emphasis on presentation of large screen televisions, home theater systems and mobile electronics;

    - featuring highly-trained, knowledgeable, full-time sales associates and installation technicians; and

    - providing a complete menu of value-added services including home installation by our own technicians.

We believe that our differentiating characteristics, together with our policy of offering the same price as our competitors on identical merchandise, makes us an attractive alternative to volume driven appliance/electronics superstores, as well as other national, regional and local merchants. In addition, our early commitment to technologically advanced products, combined with our highly-trained sales force, positions us to take advantage of the evolution in consumer electronics products that is being led by digital technology.

    We operate 30 stores, including 10 stores in Colorado under the trade name SoundTrack, 11 stores in Idaho, Iowa, Nevada, New Mexico, Oklahoma and Utah under the trade name Ultimate Electronics and nine stores in Minnesota and South Dakota under the trade name Audio King. Our large format store generally ranges from 30,000 to 36,000 square feet and displays products in an upscale retail environment. Our large format stores have typically been profitable on a store operating basis within their first 12 months of operation and achieved an average initial store investment pay-back period, excluding inventory, within 24 months. These stores feature an extensive selection of over 4,000 items with products from the following categories:

    - televisions

    - home theater systems

    - direct broadcast satellite

    - VCR

    - DVD

    - camcorders

    - home audio

    - portable audio

    - car stereo

    - car security

    - mobile navigational systems

    - wireless communications

    - home office/computer

    - home theater furniture

    - audio and video accessories

    In fiscal 1999, our sales increased 10% to $337.5 million compared to the prior year. In May 1998, we executed a major strategic initiative by significantly reducing our assortment of computers, peripherals and related products. Comparable store sales for fiscal 1999 increased 2% (7% excluding the computer category). This initiative also contributed to our improvement in gross margin to 28.9% of sales in fiscal 1999 from 27.0% of sales in fiscal 1998. Our earnings per share increased significantly to $.35 in fiscal 1999 from $.02 in fiscal 1998.

    During the first half of fiscal 2000, our sales were $166.6 million and comparable stores sales increased 17% (20% excluding the computer category). Our gross margin improved to 30.0% of sales in the first six months of fiscal 2000 from 28.3% of sales for first six months of fiscal 1999. Our earnings per share was $.20 during the first half of fiscal 2000, compared to a loss per share of $.26 for the first half of fiscal 1999.

THE CONSUMER ELECTRONICS INDUSTRY


    The consumer electronics industry is defined to include television, audio, video, mobile electronics, home information (including computers and related products) and gaming products. According to the Consumer Electronics Manufacturing Association, total industry factory sales (domestic and imports to the U.S.) by manufacturers of consumer electronics products were estimated to be $76 billion in 1998 and are projected to exceed $80 billion in 2000. We believe that growth in the consumer electronics industry is driven by the introduction of new products and technological advancements.


    In the 1990s, consumer electronics retailing has become increasingly competitive due to the increased presence of large national chains, numerous smaller specialty stores and consumer electronics departments of many department, discount and home improvement stores. Many of these retailers have sought to capitalize on the growth of certain product categories within the overall consumer electronics industry, including personal computers, software, home office/computer equipment and telecommunications equipment. The large national chains typically rely on high sales volumes by marketing a wide variety of products including appliances and software to a broad group of consumers, with an emphasis on low to mid level products. We believe these dynamics have contributed to a decrease in emphasis by the national chains on audio and video products. We also believe that because our competitors emphasize broad product categories, they do not provide the knowledgeable sales force, customer service and inviting shopping environment available at a specialty retailer such as Ultimate Electronics.


    The introduction of new products and technological advancements have driven growth in the consumer electronics market. In recent years, a large portion of the growth in our industry has been in the computer sector. More recently, industry growth has been generated by the introduction of products that incorporate digital technology such as DVD players, digital camcorders and HDTVs. Digital products offer significant advantages over their analog counterparts such as clarity and quality of video and audio, durability of recording and compatibility with computers. Due to these advantages, many in the industry believe the digital evolution in the consumer electronics industry will drive growth well beyond the year 2000 as consumers seek new technology and replace their existing analog-based products with digital products. The Consumer Electronics Manufacturing Association estimates that digital video products will average 35% annual growth from 1999 through 2002. Among the digital product developments that we believe support this growth are the following:


    - DIGITAL VERSATILE DISC (DVD). According to the Consumer Electronics Manufacturing Association, DVD player sales reached an estimated 800,000 units in 1998 and are estimated by CEMA to total over 3,000,000 units in 1999.

    - HIGH DEFINITION TELEVISION (HDTV). The Federal Communication Commission has set a target of 2006 for all commercial television stations to transition from broadcasting analog signals to digital signals. In order to receive a digital transmission, consumers will need either a digital-ready television or a set-top box converter capable of converting the digital broadcast for viewing on an analog set. As there are roughly 250 million televisions in the United States today, the HDTV market opportunity for retailers is significant.

    - NEW DIGITAL PRODUCT INTRODUCTIONS. The expected introduction of various new digital products in the next two years should provide consumer electronics retailers with significant additional growth opportunities. Some of these products include MP3 players (for playing audio downloaded from the Internet), digital radio, TiVo/Replay TV (digital video recording and playback devices) and DVD car audio and mobile video systems.

    We believe that specialty retailers with sales personnel trained to demonstrate the benefits of technologically-advanced products are well positioned to capture the increased sales that should result as such products achieve market acceptance.

BUSINESS STRATEGY

    Our business strategy is to capitalize on our position as the upscale, full service consumer electronics alternative to our competitors. We seek to satisfy consumer demand for consumer electronics and home entertainment products, particularly in the core categories of audio, video, television and mobile electronics. Key elements of this strategy include:


    FOCUSING ON AUDIO, VIDEO, TELEVISION AND MOBILE ELECTRONICS PRODUCTS. We focus primarily on audio, video, television and mobile electronics products, and provide our customers with a comprehensive and informative experience when making the decision to purchase consumer electronics products. We believe that this specialized focus enhances the reputation of our stores as being a premier place to purchase products in these core categories.



    OFFERING AN EXTENSIVE SELECTION OF MID TO HIGH-END AUDIO AND VIDEO
PRODUCTS. We offer a broad selection of mid to high-end audio and video brand name consumer electronics and home entertainment products. We offer over 4,000 items representing over 125 brand names across a broad selection of audio and video products. A significant portion of these brands, such as Boston Acoustics, Denon, Krell, Martin Logan, Mitsubishi and Sony ES, are only available through select retailers. We believe our extensive selection helps customers make a better informed buying decision. In addition, we offer merchandise in each of our product categories at a range of price points and generally maintain sufficient product stock for immediate delivery to our customers.



    BEING A LEADER IN OFFERING NEW TECHNOLOGY. We strive to be recognized by consumers and vendors as a leader in presenting the latest technology. We devote significant resources to marketing and substantial floor space and inventory to the display of new technologies. For example, as a result of this focus, we were able to sell and deliver the first HDTV for residential use in the United States in July 1998. We believe that showcasing the latest technology differentiates us from less specialized competitors and stimulates the sales of other products and services. We offer such leading edge products as HDTV, DVD players, vehicle navigational systems and digital camcorders. In addition, we provide our sales associates with specialized training in order to present the advantages of new technology to our customers, and we frequently hold special events at our stores to introduce and promote new products.



    OFFERING SIMPLE SOLUTION PRODUCT PACKAGES. We assist our customers in making larger and more complex consumer electronics purchases with our Simple Solution program. The Simple Solution program provides complete packages that make home theater, car audio and computer purchase decisions simpler. This program also offers the consumer with an excellent value when compared with purchasing the same components separately. Our Simple Solution product packages generally range across several price points in each of these product categories. We frequently negotiate special purchases from manufacturers for our Simple Solution program that allow us to provide lower prices to our customers while achieving attractive gross margins on the products.



    PROVIDING AN UPSCALE, DEMONSTRATION-ORIENTED STORE FORMAT. We have developed an upscale, demonstration-oriented store format that showcases our merchandise and encourages customers to fully experience our products. We believe that this format assists our customers in understanding the benefits of upscale products and new technology. Our stores have acoustically designed home audio and car stereo demonstration rooms, fully furnished home theater rooms and automobiles equipped with the latest in car stereo and car security products. Carpeted and hardwood floors, soft lighting and high quality merchandise fixtures further enhance the appeal of the stores.

    TRAINING AND DEVELOPING A PREMIER SALES AND INSTALLATION TEAM. We conduct an extensive ongoing training program designed to ensure that our sales associates are armed with the most up-to-date sales techniques and product knowledge. We believe that the quality and knowledge of our sales associates and installation technicians is critical to our success and represents a significant competitive advantage. We also believe that our ongoing, specialized training leads to a superior customer experience that stimulates sales of our products. We ensure that our sales associates receive comprehensive technical product and sales training prior to our introduction of significant new products, which helps us maintain our new technology product leadership. We also ensure that our installation technicians receive comprehensive technical product and installation training.

    PROVIDING "RED CARPET" CUSTOMER SERVICE. We have always been committed to providing excellent customer service. We support our product sales by providing many important customer services, including home delivery and set-up, home theater and audio design and installation, home satellite installation, mobile electronics installation, extended service contracts and regional service centers that offer in-home and carry-in repair services. We believe that our in-home installation service provided by our own employees is an important competitive advantage. We also provide in-store product instruction and will provide follow-up instruction at a customer's home upon request. In addition, we offer a 30-day money-back satisfaction guarantee on most products and an in-stock guarantee on advertised products.


    PROMOTING OUR MERCHANDISE THROUGH DIFFERENTIATED MARKETING AND
ADVERTISING. We recently redesigned our marketing program to create awareness of our comprehensive selection of mid to high-end brand name merchandise at competitive prices. Our advertising strategy primarily uses newspaper, radio and targeted direct mail media. The cornerstone of our direct mail campaign is a 70 to 80 page full color catalog that we publish four times a year that emphasizes the breadth of our selection and new technology. The catalog educates our customers on the features and benefits of the latest consumer electronics products and advertises the full array of products and services available at our stores. This catalog is currently mailed to approximately 800,000 current and 400,000 prospective customers in our operating regions.


    OFFERING COMPETITIVE PRICING AND SATISFACTION GUARANTEE. Our goal is to advertise and sell products at the same price as our competitors. We reinforce this strategy in our advertising and with our "30 day satisfaction guarantee" backed by our "60 day price guarantee." Our price guarantee and our satisfaction guarantee are designed to remove pricing concerns from the purchase decision and allow the customer and the sales staff to focus on product features, performance and quality.

GROWTH STRATEGY

    In addition to our business strategy that is focused on generating comparable store sales increases, we intend to grow our business by opening new stores and relocating and/or expanding existing stores.

    OPENING NEW STORES. We intend to expand into select metropolitan areas in the Rocky Mountain, Midwest and Southwest regions with 30,000 to 36,000 square foot stores (with a few as small as 20,000 square feet in smaller markets). We are currently constructing a new 36,000 square foot store in Davenport, Iowa that is expected to open in fiscal 2000. We expect to open an additional six to eight new stores in fiscal 2001 primarily in the Phoenix area and eight to 12 additional stores in fiscal 2002. At the present time no leases have been signed for the Phoenix stores but we have entered into letters of intent and are negotiating leases for several of the sites. We believe there are many additional markets for future expansion within an 850 mile radius of our distribution center located in Colorado, as well as new store opportunities in our existing markets.

    RELOCATING AND/OR EXPANDING EXISTING STORES. We are currently planning to relocate and/or expand several of our smaller locations. In particular:

    - we are currently expanding a Minneapolis, Minnesota area store from 9,700 to 18,000 square feet;

    - we are currently relocating and expanding our Sioux Falls, South Dakota store from 3,200 to 22,000 square feet;

    - we plan to relocate a 9,300 square foot store in the St. Paul, Minnesota area to a 35,000 square foot store in the second quarter of fiscal year 2001;

    - we expect to expand our Fort Collins, Colorado store from 16,600 to 22,000 square feet in the first quarter of fiscal 2001; and

    - we plan to relocate and expand one of our Denver, Colorado area stores within the next 18 months.

    In addition to these planned relocations and expansions, we are currently analyzing opportunities in existing markets to relocate and/or expand several of the remaining smaller stores.

STORE OPERATIONS

    STORES. We currently operate 30 stores, comprised of 10 SoundTrack stores in Colorado, 11 Ultimate Electronics stores in Idaho, Iowa, Nevada, New Mexico, Oklahoma and Utah and nine Audio King stores in Minnesota and South Dakota. Of these 30 stores, 15 are larger format stores and the balance are smaller format stores.

    While our 15 larger stores vary in size from 31,500 to 51,700 square feet, our current prototype store generally ranges from 30,000 to 36,000 square feet, with approximately 55% to 60% of the square footage devoted to selling space. The remaining space is dedicated to a car audio installation facility, a store warehouse, general office space and, in selected stores, a service facility. This store format emphasizes mid to high-end products, and features multiple home audio and car demonstration rooms, multiple home theater settings, extensive portable electronics displays and an area displaying 35 to 45 projection televisions. Each of these stores has displays designed to provide the customer with a full spectrum of our products upon entering the store. At these locations we offer home installation of audio, video and satellite products, installation of mobile electronics, a home theater planning center and two automobiles equipped with the latest in car stereo and car security products.

    Thirteen of our stores range in size from 9,300 to 28,200 square feet, with approximately 60 to 65% of the square footage devoted to selling space. These stores generally contain the same products and services available at our large format stores except that they typically contain fewer large screen televisions and fewer demonstration rooms for home and mobile electronics. We may relocate and/or expand a number of these stores as opportunities become available. We currently have plans to relocate and/or expand four of these stores by the end of fiscal 2001. We also operate two mall-based stores that we acquired as part of the 1997 merger with Audio King, one of which we are currently relocating and expanding.

    SITE SELECTION. Our new stores are expected to range from 30,000 to 36,000 square feet. We typically locate these stores in power centers, freestanding locations near shopping malls and other major retail shopping areas. We select locations for future stores based on our evaluation of individual site economics and market conditions. When deciding to enter a new market, we evaluate a number of criteria, including the following:

    - sales volume potential;

    - distance from our current distribution center;

    - existing and potential competition in the market, including their size, strength and merchandising philosophy;

    - marketing and advertising costs; and

    - size, demographic makeup and growth potential of the market.

    In choosing specific sites in a new or existing market, we apply site selection criteria taking into account numerous factors, including the following:

    - store locations of our competition;

    - local demographics;

    - proximity to our existing or proposed store locations;

    - real estate occupancy expenses and tenant build-out costs;

    - store visibility;

    - traffic patterns; and

    - overall retail activity.

    STORE ECONOMICS. We believe that we benefit from attractive store level economics. Our average investment for the 15 large format stores we opened since 1993 was approximately $2.8 million including leasehold improvements, fixtures and equipment, inventory (net of payables) and preopening expenses. The average sales per store and store level contribution for these 15 stores, which excludes corporate and warehouse/distribution expenses, interest expense and corporate income taxes, for the four quarters ending July 31, 1999 were approximately $15.0 million and $1.4 million.

    The cost of future stores is anticipated to average approximately $3.0 million per store, which includes leasehold improvements, fixtures and equipment, inventory (net of payables) and preopening expenses. Leasehold improvements, fixtures and equipment are expected to average approximately $1.9 million per store. Preopening expenses for these stores are expected to average approximately $350,000, and include such items as advertising prior to opening, recruitment and training of new employees and other costs of opening stores. The inventory requirement for our new stores is expected to average approximately $1.5 million, of which $750,000 is typically financed through trade credit. For relocations of existing stores, preopening costs are expected to average approximately $150,000 and will be higher if we terminate existing store leases prior to their maturity.

    TRAINING. We provide new sales associates with a minimum of three weeks of intensive classroom training. Our sales associates also receive additional weekly training at the store, weekly self study programs and testing. Our training program begins with an orientation by one or more of our executive officers and continues with instruction in areas such as technical knowledge by product category, selling techniques and policies and procedures of Ultimate Electronics. Further, in conjunction with our vendors, we conduct day long training seminars five to six times a year that all sales associates are required to attend. Our sales force also receives technical product and sales training prior to our introduction of significant new products, which helps us maintain our new technology product leadership. Our installation technicians also receive comprehensive product installation training.

    STORE MANAGEMENT. An average large format store is generally staffed with a store manager, an operations manager, an installation supervisor, 10 to 12 installers and 10 support personnel including five warehouse employees and five customer service representatives. Each large format store also has two sales managers, one for home electronics and one for mobile electronics, and approximately 30 to 35 sales associates. All of our store management personnel have been promoted from within the company. The staffing of our smaller stores generally follows the same format as our larger stores but includes fewer employees.

    STORE PERSONNEL COMPENSATION. Our compensation plan is designed to provide greater incentives to our sales associates to sell more than one product to a customer. Our sales associates are compensated pursuant to a flexible incentive pay plan with commissions determined on the basis of sales and gross margins. Installers are also paid based on commissions. Store managers receive a base salary, monthly and annual bonuses and opportunities for commissions. Sales managers similarly receive a small base salary, bonuses and earned commissions. Bonuses are calculated on a store-by-store basis. Support staff are typically paid an hourly wage plus bonuses and may also earn commissions. We also motivate our employees by providing opportunities for advancement within the company.

    SERVICES. We support our product sales by providing many important customer services, including the following:

    - home delivery and set-up

    - home audio installation and design

    - home satellite installation

    - home theater installation and design

    - mobile electronics installation

    - regional service centers

    - in-store product instruction

    - home instruction upon request

    Virtually all merchandise purchased from us may be taken to any of our stores for repair, whether or not the product is currently under the manufacturer's warranty or an extended service contract. In order to provide maximum service to our customers, we have regional service centers in Albuquerque, New Mexico; Boise, Idaho; Denver, Colorado; Des Moines, Iowa; Las Vegas, Nevada; Minneapolis, Minnesota; Salt Lake City, Utah; and Tulsa, Oklahoma. Our largest service facilities, located in metropolitan Denver and Minneapolis, provide backup for our other regional service centers. We employ approximately 150 employees in connection with our service business. Each service department is staffed with product specialists capable of making complex repairs. In addition, we operate a fleet of approximately 120 customer service vehicles to provide in-home repair and delivery, installation and setup of home satellites, home theater components and televisions.

    We offer a private label credit card that is financed, operated and serviced by a third party finance company on a non-recourse basis. We entered into an agreement with the finance company whereby the finance company retains all credit risk associated with the private label credit card. In addition, certain manufacturers sponsor their own private label credit cards. These arrangements permit us to provide our customers with financing promotions, including interest-free and deferred payments, without using Ultimate Electronics' working capital. During fiscal 1999, approximately 26% of our sales were purchased through our private label and manufacturer sponsored credit cards.

MERCHANDISING

    PRODUCTS. We offer our customers a comprehensive selection of high quality, brand name televisions, video, audio, mobile electronics and home office products. We emphasize depth of product selection within key product categories as follows:


CATEGORY                                            PRODUCTS                          SELECTED BRANDS
- ------------------------------------  ------------------------------------  ------------------------------------
Television..........................  Conventional televisions, projection  Echostar, GE, JVC, Magnavox,
                                      televisions and digital satellite     Mitsubishi, Panasonic, Pioneer,
                                      systems                               Proscan, RCA, Samsung, Sharp, Sony
                                                                            and Zenith

Audio...............................  Audio components, compact disc        Adcom, Aiwa, Bose, Boston Acoustics,
                                      players, speakers and portable        Definitive Technology, Denon,
                                      electronics                           Infinity, JVC, Klipsch, Krell,
                                                                            Martin Logan, Monster Cable,
                                                                            Pioneer, Sunfire, Sony, Technics,
                                                                            Yamaha

Mobile Electronics..................  Car stereo components, car stereo     Alpine, Boston Acoustics, Clarion,
                                      speakers, wireless communications,    Infinity, JVC, Motorola, Nokia,
                                      installation services and cellular    Panasonic, Pioneer, Rockford
                                      phones                                Fosgate, Sony, XTANT

Video...............................  VCRs, camcorders, digital cameras,    Canon, Denon, JVC, Monster Cable,
                                      DVD players and editing equipment     Mitsubishi, Olympus, Panasonic,
                                                                            Pioneer, Samsung, Sony, Yamaha

Home Office.........................  Computers, computer peripherals, fax  Canon, Panasonic, Sony, US Robotics,
                                      machines and telephones               VTech

Other...............................  Audio and video furniture, blank      Bell'ogetti, Bush, Great American
                                      tapes, batteries, extended service    Oak, Sanus, Sony, TDK, Wambold
                                      contracts and repair services



    We offer customers a wide range of price points within each product category, with the greatest depth in middle to higher priced items. Within our product categories, we carry and actively promote new models as they become available. We do not carry home appliances or music, video or computer software. During the second quarter of fiscal 1999, we significantly reduced our computer assortment, concentrating on a limited number of computer packages offering Sony personal computers and Canon printers. At that time we also discontinued 35mm and Advanced Photo System cameras.

    The following table shows the approximate percent of sales for each major product category for the last three fiscal years.

                                                                     FISCAL YEAR ENDED JANUARY 31,
                                                                 -------------------------------------
PRODUCT CATEGORY                                                    1997         1998         1999
- ---------------------------------------------------------------  -----------  -----------  -----------
Television.....................................................          29%          28%          31%
Audio..........................................................          22           23           24
Mobile Electronics.............................................          12           14           15
Video..........................................................          13           14           15
Home Office....................................................          16           12            7
Other..........................................................           8            9            8
                                                                        ---          ---          ---
                                                                        100%         100%         100%
                                                                        ---          ---          ---
                                                                        ---          ---          ---

    We offer extended service contracts to our customers for most categories of our products. The extended service contracts cover parts and labor for service periods not covered by the manufacturer's warranty on such products. These contracts are administered for us by an unaffiliated third party warrantor that pays for the repair service. We sell all of our extended service contracts to the warrantor on a non-recourse basis. The warrantor is required by its agreement with us to maintain insurance to protect us in the event that the warrantor fails to fulfill its obligations under the extended service contracts and we are a named loss-payee under the agreement. Gross margins from the sale of extended service contracts are higher than the average gross margins of our other products.


    PRICING. We emphasize competitive pricing on all items and reinforce this strategy with extensive advertising of our "60 day price guarantee" and our "30 day satisfaction guarantee." Our "60 day price guarantee" allows our customers to receive 110% of the difference between the original purchase price and any locally available lower price for the identical product under the same purchase conditions. This guarantee applies to all products, excluding computer products and digital cameras which are covered by a 30 day price guarantee. Our "30 day satisfaction guarantee" allows our customers to return most products within 30 days for a full refund. Our price guarantee and our satisfaction guarantee are designed to remove pricing and suitability concerns from the purchase decision and allow the customer and the sales staff to focus on product functionality, performance and quality. Sales and other special events that we conduct may have lower than normal prices on selected products and product categories. In addition, we offer an in-stock guarantee on advertised products.



    ADVERTISING AND MARKETING. Our marketing program is designed to create awareness of our comprehensive selection of mid to high-end brand name merchandise at competitive prices. Our advertising strategy primarily uses newspaper, radio and targeted direct mail media. We present a blend of aggressive promotional price points on products sold by our competitors as well as an extensive selection of mid to high-end products. We primarily advertise through newspaper in every market we serve, producing six to eight-page full color weekly inserts. We also conduct a direct mail campaign, the cornerstone of which is a 70 to 80 page full color catalog that we publish four times a year that emphasizes the breadth of our selection and new technology. The catalog educates our customers on the features and benefits of the latest consumer electronics products as well as advertises the full array of products and services available at our stores. The catalog is currently mailed to approximately 800,000 current and 400,000 prospective customers in our operating regions. We also hold special events at our stores to introduce or promote new products. We produce prominent and colorful in-store signage that describe differentiating product features, new technology and promotional information.


    The specific allocation of advertising dollars among the various types of advertising media is reviewed from time to time by management and, if necessary, adjusted to reflect our assessment of advertising results and market conditions.

    WEB SITE. Our web site, WWW.ULTIMATEELECTRONICS.COM, is currently content based and designed to provide product information and enhance our advertising and marketing for our stores. We have not made the investment to enable us to conduct sales through our web site because a significant number of our major and high-end manufacturers currently restrict the sale of mid and upscale products via the Internet. We are currently investigating the feasibility of initiating an e-tailing strategy. Any e-tailing strategy will depend on whether a significant number of our product manufacturers redesign their distribution strategy and allow Internet distribution of our mid to high-end products. See "Risk Factors--We Face Significant Competition from National, Regional and Local Consumer Electronics Retailers and May Experience Heightened Competition from Internet Retailers."


    PURCHASING. Substantially all of our products are purchased directly from manufacturers. Each of our buyers has responsibility for specified product categories. Buyers are assisted by a management information system that provides them with current inventory quantity, price and sales information by item, thus allowing them to react quickly to market changes.


    We are the largest member of a volume-buying group, Progressive Retailers' Organization, consisting of other companies similar to Ultimate Electronics with respect to the types of merchandise sold. Membership in this organization helps us to obtain additional volume rebates, special buys and access to closeout and final production items.


    During the fiscal year ended January 31, 1999, our ten largest suppliers accounted for approximately 76% of the merchandise purchased by Ultimate Electronics. Two of our suppliers, Sony and Mitsubishi, each accounted for more than 10% of our merchandise mix. The master agreements under which we operate with each of our suppliers are normally terminable upon 30 to 60 days' notice by either party. As is customary in the industry, we do not have commitments of longer than one year with the majority of our product suppliers. We believe that our relationship with our large vendors is excellent and that our focused merchandising and high degree of customer service makes us an important distribution channel, particularly for the introduction of new products. See "Risk Factors--A Disruption in Our Relationship With, or in the Operations of Any of, Our Key Suppliers Could Cause Our Sales to Decline."

    DISTRIBUTION. Ultimate Electronics currently distributes products to all of its stores from a 175,000 square foot warehouse located in Thornton, Colorado, a suburb of Denver. All of our stores in Colorado are located within 75 miles of this warehouse. For stores over 75 miles away from this facility, we use contract carriers for distribution. Our distribution center reduces our inventory requirements at individual stores, while preserving the benefits of volume purchasing and facilitating centralized inventory and accounting controls. Virtually all of our merchandise is distributed through our distribution center.

MANAGEMENT INFORMATION SYSTEMS

    We installed our management information system using proven third party software in August 1990 and have upgraded with enhancements nearly every year. The system runs on Unix-based Hewlett-Packard computer hardware that can be upgraded to accommodate future growth. We believe this system will be Year 2000 compliant by October 31, 1999. This on-line system connects all of our facilities and allows sales associates to determine the location of all of our inventory at any time. Pricing can be changed immediately by our buyers and store management to react to competitor pricing. See "Risk Factors--Significant Problems Relating to Year 2000 Issues Could Adversely Affect Our Business."

COMPETITION

    We operate in a highly competitive and price sensitive industry. The principal competitive factors in the consumer electronics industry are breadth of product selection, price, store location and customer service. We face competition from large national chains, numerous smaller specialty stores and consumer electronics departments of many department, discount, and home improvement stores. We consider our primary competitors to include consumer electronics retailers such as Best Buy and Circuit City as well as mass merchants such as Sears, Wal-Mart and Target. We compete with Circuit City in every market except Sioux Falls, South Dakota; Rochester, Minnesota; and Boulder, Colorado and our two stores in Iowa. We compete with Best Buy in every market except those in Utah and Idaho. We expect to face competition from Circuit City in Boulder, Colorado during the next few months. We will be competing with both Best Buy and Circuit City when we enter the Phoenix market and we expect to compete with both of them in each of our other markets at some point in the future. Our primary competitors have financial and other resources greater than ours. There can be no assurance that our operating results will not be adversely affected for the balance of fiscal 2000 and beyond by such increased competition. In addition, if such competitors seek to gain or retain market share by reducing prices, we may be required to reduce our prices, thereby reducing gross margins and profits. Also, as we expand into markets where our name may not be recognized, our success will depend in part on our ability to compete with established and future competitors in such markets.


    We also compete with retailers of consumer electronics on the Internet. Internet sales of consumer electronics excluding computers are currently estimated by Forrester Research to reach 10% of industry sales by 2003. We expect that competition from the Internet will increase in the future. See "Risk Factors--We Face Significant Competition from National, Regional and Local Consumer Electronics Retailers and May Experience Heightened Competition from Internet Retailers."

PROPERTIES

    We operate 30 stores in nine states. Each store, other than the store located in Thornton, Colorado, is leased. The following table sets forth data regarding our store locations.


                                                                                                           LEASE
                                                                                        APPROXIMATE     EXPIRATION
                                               YEAR       LATEST YEAR    APPROXIMATE      RETAIL           DATE
                                            ORIGINALLY     REMODELED        TOTAL         SELLING      PRIMARY/WITH
         CURRENT STORE LOCATIONS              OPENED     OR RELOCATED    SQUARE FEET    SQUARE FEET       OPTIONS
- ------------------------------------------  -----------  -------------  -------------  -------------  ---------------
COLORADO:
Arvada, CO................................        1968          1991         14,500          9,500        2001/2006
Boulder, CO...............................        1985          1996         34,700         20,300        2017/2047
Colorado Springs, CO......................        1989           N/A         14,900          9,800        2000/2001
Denver, CO................................        1976          1994         31,600         16,700        2004/2009
Englewood, CO.............................        1983          1997         41,300         23,000        2017/2027
Fort Collins, CO..........................        1990        (1)            16,600          8,400        2005/2005
Lakewood, CO..............................        1997           N/A         40,400         23,000        2013/2028
Littleton, CO.............................        1986          1998         16,600          9,900        2004/2007
Littleton, CO.............................        1984          1996         39,100         22,600        2017/2027
Thornton, CO..............................        1985          1996         40,300         25,900          N/A
IDAHO:
Boise, ID.................................        1995           N/A         37,800(2)      19,500        2010/2025
IOWA:
Cedar Rapids, IA..........................        1995          1997         15,400         10,300        2015/2035
Des Moines, IA............................        1994          1997         20,700(2)      12,200        2009/2019
MINNESOTA:
Brooklyn Center, MN.......................        1980          1997         15,000          9,200        2008/2023
Burnsville, MN............................        1979        (3)             9,700          6,600        2007/2017
Maplewood, MN.............................        1989        (4)             9,300          5,600        1999/1999
Minnetonka, MN............................        1977          1997         15,000          9,100        2008/2023
Rochester, MN.............................        1986           N/A          3,900          2,700        1999/1999
Roseville, MN.............................        1977          1997         17,400         11,300        2015/2035
Edina, MN.................................        1974          1997         28,200         17,900        2015/2025
St. Cloud, MN.............................        1987           N/A         10,000          7,100        2001/2011
NEVADA:
Las Vegas, NV.............................        1995           N/A         37,300(2)      17,900        2015/2035
Las Vegas, NV.............................        1994           N/A         31,500         17,600        2014/2024
NEW MEXICO:
Albuquerque, NM...........................        1994           N/A         37,100(2)      17,700        2004/2014
OKLAHOMA:
Tulsa, OK.................................        1995           N/A         50,500(2)      30,400        2011/2026
SOUTH DAKOTA:
Sioux Falls, SD...........................        1986        (5)             3,200          2,400        2000/2000
UTAH:
Layton, UT................................        1995           N/A         34,400         18,600        2010/2025
Murray, UT................................        1994           N/A         32,200         18,000        2009/2024
Orem, UT..................................        1993           N/A         32,900         17,100        2005/2010
Salt Lake City, UT........................        1993           N/A         33,400         18,200        2005/2013


- ------------------------

(1) We are currently negotiating to expand and to remodel this store.

(2) Includes regional service center.

(3) We have signed an agreement to expand this store and it is currently under construction.

(4) We have signed a new lease and are expecting to relocate this store.


(5) We have signed a lease to relocate this store to a 22,000 square-foot site and the new site is currently under construction.

    Our main warehouse, business office and a main service center is located in Thornton, Colorado. This facility, in addition to the retail store in this facility noted in the table above, is comprised of 175,000 square feet of warehouse space, 30,000 square feet for our business offices, 21,000 square feet devoted to a service department and 18,000 square feet for a training and employee facility. We lease a 45,000 square foot facility in Minneapolis, Minnesota that we use as a training center, office space, service center for the greater Minneapolis/St. Paul area and warehouse space for our delivery department. We lease an 8,500 square foot service center in Salt Lake City, Utah. The store locations in Colorado Springs, Colorado and Fort Collins, Colorado are leased from the selling stockholders. We also are in the process of negotiating leases to relocate stores and are analyzing lease opportunities in new markets. See "--Growth Strategy."


INTELLECTUAL PROPERTY

    We believe our trademark and service mark portfolio includes marks that have developed public recognition and are of significant value. Our portfolio of marks include Ultimate Electronics, Audio King, Fast Trak, and Big Names. Little Prices. Guaranteed. which are federally registered trademarks and service marks owned by Ultimate Electronics, Inc. In addition, SoundTrack, Simple Solution, and Ultimate Electronics Express are Ultimate Electronics, Inc. marks for which there are pending applications for federal registration. The Ultimate SoundTrack is a registered trademark in the State of Colorado and Audio King and Fast Trak are registered trademarks in the State of Minnesota that are owned by Ultimate Electronics, Inc. We actively protect our rights associated with our portfolio of marks to ensure that the quality associated with them and the value of our proprietary rights are maintained. We are not aware of any adverse claims concerning our trademarks and service marks.

EMPLOYEES

    As of July 31, 1999, we employed approximately 1,700 persons, approximately 1,450 of whom were store, customer delivery or service employees and approximately 250 of whom were main warehouse or corporate personnel. We consider our employee relations to be good. Most employees, other than corporate and store support personnel, are paid pursuant to a flexible pay plan. We believe that we provide working conditions and wages that compare favorably with those of other companies within the industry. None of our employees are covered by collective bargaining agreements.

LITIGATION

    We are subject to litigation from time to time in the ordinary course of business. However, we are not currently subject to any litigation which, singularly or in the aggregate, could reasonably be expected to have a material adverse effect on our financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    Our directors and executive officers include the following persons:


                                                                                                          SERVED AS OFFICER
NAME                                     AGE                            POSITIONS                         OR DIRECTOR SINCE
- -----------------------------------      ---      -----------------------------------------------------  -------------------
William J. Pearse..................          58   Chairman of the Board and Founder                                1968

J. Edward McEntire.................          55   Chief Executive Officer and Director                             1993

David J. Workman...................          43   President, Chief Operating Officer and Director                  1985

Alan E. Kessock....................          40   Senior Vice President--Finance and Administration,               1988
                                                    Chief Financial Officer, Treasurer, Secretary and
                                                    Director

Neal A. Bobrick....................          38   Senior Vice President--Sales and Store Operations                1992

Robert W. Beale....................          63   Director                                                         1993

Randall F. Bellows.................          71   Director                                                         1995


    All executive officers hold office at the discretion of the board of directors.

    WILLIAM J. PEARSE. Mr. Pearse is Chairman of the Board and has been an officer and director of Ultimate Electronics since he founded Ultimate Electronics with his wife, Barbara, in 1968. Mr. Pearse is a founding member and former president of Progressive Retailers' Organization, a current member of the Chief Executives Organization, a former member and chairman of the Rocky Mountain Young Presidents Organization and presently serves on various private corporate and charitable boards.

    J. EDWARD MCENTIRE. Mr. McEntire was promoted to Chief Executive Officer of Ultimate Electronics and elected a director in August of 1997. Mr. McEntire had previously held the position of Vice President--Operations for Ultimate Electronics since February 1995. He was also a non-employee Director of Ultimate Electronics from August 1993 to January 31, 1995. From 1993 to January 31, 1995, Mr. McEntire operated JEM Enterprises, a private investing and consulting firm. From 1991 until 1993, he was the President of the Regulatory Products Division of IHS Group, an information publishing company. From 1989 until 1991, Mr. McEntire was the Executive Vice President--Investor Services and, from 1981 until 1988, was the Group Vice President of Standard & Poor's Corporation.

    DAVID J. WORKMAN. Mr. Workman is our President and Chief Operating Officer. He has been a director since April 1993. He was promoted to Executive Vice President and General Manager in 1991 and then to President and Chief Operating Officer in 1992. From 1985 until 1991, Mr. Workman worked with Ultimate Electronics as Vice President of Sales and Store Operations. He joined us in 1979 as a sales associate and was promoted to store manager in 1982. Mr. Workman was part owner of Dakota Sight and Sound from 1976 until 1979.

    ALAN E. KESSOCK. Mr. Kessock is our Senior Vice President of Finance and Administration, Chief Financial Officer and has been Secretary and Treasurer and a director of Ultimate Electronics since April 1993 and was our Vice President of Finance and Administration from 1988-1999. He joined us in 1985 as Controller. Prior to joining us, Mr. Kessock worked two years with the accounting firm of KPMG Peat Marwick and two years with American Home Video Corporation. Mr. Kessock is currently a member of the Colorado Society of CPAs, and taught a national CPA review course from 1983 until 1991.

    NEAL A. BOBRICK. Mr. Bobrick is our Senior Vice President of Sales and Store Operations. He was a Vice President of Sales and Store Operations from 1992 to 1999. Mr. Bobrick joined us in 1981 as a sales associate and was promoted to store manager in 1984. He was made Director of Sales in 1989. Mr. Bobrick has worked in the consumer electronics industry since 1979.

    ROBERT W. BEALE. Mr. Beale has been a director of Ultimate Electronics since April 1993 and is the President of Beale International, a management consulting firm specializing in mid-sized businesses. Mr. Beale was formerly the Chief Executive Officer and founder of Management Design Associates, a national management consulting firm. He was also an employee of IBM in the marketing division, and a consultant on the staff of Deloitte & Touche.

    RANDALL F. BELLOWS. Mr. Bellows became a director of Ultimate Electronics on January 31, 1995. Mr. Bellows was a co-founder of Cobe Laboratories, Inc. in 1965. He served as an Executive Vice President of Cobe Laboratories from 1965 until its acquisition by Gambro A.B. in 1990 and as a Director until 1995. Mr. Bellows has also served as a director of Scimed Life Systems, Inc. from 1992 to the present. Scimed Life Systems, Inc. was acquired by Boston Scientific Corp. in February 1996. Mr. Bellows served as a director for Boston Scientific Corp. until May 1999.

    The board of directors is divided into three classes, each class consisting as nearly as possible of one-third of the total number of directors. Directors hold office for staggered terms of three years or until their successors have been duly elected and qualified. Directors in one of the three classes are elected each year at the annual meeting of shareholders to succeed the directors whose terms are expiring. Class I directors include Alan E. Kessock and Robert
W. Beale and will serve as directors until the 2001 annual meeting. Class II directors include David J. Workman and Randall F. Bellows and will serve as directors until the 2002 annual meeting. Class III directors include William J. Pearse and J. Edward McEntire and will serve until the 2000 annual meeting.

                       PRINCIPAL AND SELLING STOCKHOLDERS


    The following table sets forth information regarding beneficial ownership of Ultimate Electronics' common stock and stock options exercisable within 60 days of September 15, 1999 held by (i) each person or group of persons known by us to own beneficially five percent (5%) or more of the outstanding shares of common stock, (ii) each director of Ultimate Electronics, (iii) our chief executive officer and each of the next four most highly compensated executive officers and
(iv) all executive officers and directors of Ultimate Electronics as a group. All information is taken from or based upon ownership filings made by such persons with the Securities and Exchange Commission or upon information provided by such persons to us. Unless otherwise indicated, the stockholders listed below have sole voting and investment power with respect to the shares reported as owned.



                                                         SHARES OWNED PRIOR                          SHARES OWNED
                                                           TO THE OFFERING                        AFTER THE OFFERING
                                                       -----------------------  AMOUNT SOLD IN  -----------------------
NAME AND ADDRESS OF BENEFICIAL OWNER(1)                  AMOUNT      PERCENT     THE OFFERING     AMOUNT      PERCENT
- -----------------------------------------------------  ----------  -----------  --------------  ----------  -----------
William J. and Barbara A. Pearse(2)..................   2,142,300       25.92%       250,000     1,892,300       18.43%

Various family trusts of William and
  Barbara Pearse(3)..................................     960,000       11.65%            --       960,000        9.38%

Dimensional Fund Advisors, Inc.(4)...................     471,200        5.72%            --       471,200        4.60%

J. Edward McEntire(5)................................     119,600        1.43%            --       119,600        1.16%

David J. Workman(6)..................................     153,209        1.83%            --       153,209        1.47%

Alan E. Kessock(7)...................................      96,061        1.16%            --        96,061           *

Neal A. Bobrick(8)...................................      75,606           *             --        75,606           *

Robert W. Beale(9)...................................      18,000           *             --        18,000           *

Randall F. Bellows(10)...............................      21,000           *             --        21,000           *

All directors and officers as a group (7 persons)....   2,625,776        30.3%       250,000     2,375,776       22.27%


- ------------------------


 (1) The address of each of such persons, unless otherwise noted, is c/o Ultimate Electronics, Inc., 321 West 84th Avenue, Suite A, Thornton, Colorado 80260. The percentage of shares owned prior to the offering is based on 8,238,393 shares outstanding as of September 15, 1999 and 10,238,393 shares outstanding after the offering (in each case, assuming the underwriters do not exercise their over-allotment option). In presenting shares beneficially owned and in calculating each holder's percentage ownership, only options exercisable by such person within 60 days of September 15, 1999 and not options exercisable by any other person are deemed to be outstanding.


 (2) Includes 27,300 shares underlying stock options exercisable within 60 days.

 (3) Mr. Thomas Hoffman, SKB Business Services, 6530 South Yosemite, Englewood, Colorado 80111, is the trustee of the various family trusts with sole voting and dispositive power over the shares held in the trusts.

 (4) According to Form 13F dated July 31, 1999, Dimensional Fund Advisors, an investment advisor, organized under the laws of the state of Delaware, located at 1299 Ocean Avenue, Santa Monica, California 90401, holds 471,200 shares of our common stock.

 (5) Includes 102,500 shares underlying options exercisable within 60 days.

 (6) Includes 150,250 shares underlying options exercisable within 60 days.

 (7) Includes 63,333 shares underlying options exercisable within 60 days.

 (8) Includes 63,916 shares underlying options exercisable within 60 days.

 (9) Includes 14,000 shares underlying options exercisable within 60 days.

 (10) Includes 10,000 shares underlying options exercisable within 60 days.

    In addition to serving as our Chairman, Mr. William J. Pearse has entered into an Indemnification Agreement and a Change of Control Agreement with us. In addition, in 1989, William J. and Barbara A. Pearse entered into leases with us for our Colorado Springs and Fort Collins stores, pursuant to which we paid rent of $114,238 and $146,670 to them in fiscal 1999. Jim Pearse, the son of Mr. and Mrs. Pearse, serves as Vice President, Marketing of Ultimate Electronics. See "Certain Relationships and Related Transactions" and "Employment Agreements" in the proxy statement for our 1999 annual meeting of stockholders and Form 10-K for the fiscal year ended January 31, 1999, which are incorporated by reference into this prospectus.

                          DESCRIPTION OF CAPITAL STOCK


    The authorized capital stock of Ultimate Electronics consists of 15,000,000 shares of common stock, par value $.01, of which 8,238,393 shares were outstanding on September 15, 1999, and 10,000,000 shares of preferred stock, par value $.01, none of which is outstanding.


    The following summary description of Ultimate Electronics capital stock is not intended to be complete and is qualified in its entirety by reference to the provisions of applicable law and to Ultimate Electronics' Amended and Restated Certificate of Incorporation and bylaws, filed as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

    Each holder of common stock is entitled to one vote for each share of common stock held on all matters as to which holders of common stock are entitled to vote. Except for and subject to those preferences, rights and privileges expressly granted to the holders of preferred stock, and except as may be provided by the laws of the State of Delaware, the holders of common stock have exclusively all other rights of stockholders of Ultimate Electronics, including, but not by way of limitation, (1) the right to receive dividends, when, as and if declared by the board of directors out of assets lawfully available therefor, and (2) in the event of any distribution of assets upon the dissolution and liquidation of Ultimate Electronics, the right to receive ratably and equally all of the assets of Ultimate Electronics remaining after the payment to the holders of preferred stock of the specific amounts, if any, which they are entitled to receive. Holders of common stock have no preemptive or similar rights or cumulative voting rights. The outstanding shares of common stock are, and all of the shares offered by this prospectus will be upon issuance, validly issued and fully paid and nonassessable.

PREFERRED STOCK


    The board of directors of Ultimate Electronics is authorized to provide by resolution or resolutions for the issuance of the shares of preferred stock as a class or in series and, by filing a certificate of designations, pursuant to the Delaware General Corporation Law, or the DGCL, setting forth a copy of which resolution or resolutions, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of the class or of each such series and the qualifications, limitations and restrictions thereof. The authority of the board of directors with respect to the class or each series include, but are not limited to, determination of the following:


    - the number of shares constituting any series and the distinctive designation of that series;

    - the dividend rate on the shares of the class or of any series, whether dividends are cumulative and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of the class or of that series;

    - whether the class or any series have voting rights, in addition to the voting right provided by law and, if so, the terms of such voting rights;

    - whether the class or any series have conversion privileges and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the board of directors determines;


    - whether or not the shares of the class or of any series are redeemable and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they are redeemable and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;


    - whether the class or any series have a sinking fund for the redemption or purchase of shares of the class or of that series and, if so, the terms and amount of such sinking fund;

    - the rights of the shares of the class or of any series in the event of voluntary or involuntary dissolution or winding up of the corporation and the relative rights of priority, if any, of payment of shares of the class or of that series; and

    - any other powers, preferences, rights, qualifications, limitations and restrictions of the class or of any series.

Ultimate Electronics filed a Certificate of Designations for our Series A Junior Participating Preferred Stock with the Delaware Secretary of State on February 10, 1995, pursuant to the implementation of the Stockholder Rights Plan, as described below.

DELAWARE LAW AND CERTAIN CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS;
  ANTI-TAKEOVER EFFECTS

    Ultimate Electronics is subject to the provisions of Section 203 of the DGCL. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or the business combination is approved in a prescribed manner, or certain other conditions are satisfied. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation's voting stock.

    In addition, our bylaws provide that:

    - the number of directors shall be determined from time to time by resolution adopted by a majority of the board of directors, but shall in no event be less than three nor more than 11;

    - vacancies on the board of directors shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, or a sole remaining director, even though less than a quorum of the board of directors; and

    - the presence of a majority of the entire board of directors is required to constitute a quorum.

    Our certificate of incorporation and bylaws also provide for a classified board of directors consisting of three classes of directors having staggered terms of three years each, with each of the classes being as nearly equal as possible. A single class of directors will be elected each year at Ultimate Electronics' annual meeting of stockholders. Subject to transition provisions, each director elected at each such meeting will serve for a term ending on the date of the third annual meeting of stockholders after his election and until his successor has been elected and duly qualified.

    Under our certificate of incorporation and bylaws, special meetings of the stockholders may be called only by the chairman of the board, the chief executive officer, the president or the board of directors pursuant to a resolution approved by a majority of the entire board of directors. The entire board of directors means the total number of directors we have when there were no vacancies. Our certificate of incorporation also states that any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of such shareholders and may not be effected by any consent in writing of such shareholders. Our bylaws provide that at least one-third of the shares entitled to vote at any meeting of stockholders will constitute a quorum and the act of the majority of such quorum will be deemed the act of the stockholders.

    Our bylaws also contain advance notice provisions for raising business and nominating directors at shareholder meetings. For business to be properly brought before an annual meeting by a stockholder, notice of such business must be delivered to or mailed and received at our principal executive offices not less than ninety days prior to the anniversary date of the immediately preceding annual meeting. The stockholder's notice must include a brief description of the business desired to be discussed, the name and address of such stockholder, the class and number of shares owned by such stockholder and any material interest of such stockholder in such business. Similarly, any stockholder entitled to vote at an annual or special meeting may nominate directors only if written notice of such nomination, meeting specified requirements, is provided (1) with respect to an annual meeting, ninety days prior to the anniversary date of the immediately preceding annual meeting and
(2) with respect to a special meting, the tenth day following the date on which notice of such meeting is given to stockholders.

    The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

STOCKHOLDER RIGHTS PLAN

    The description and terms of the rights are set forth in a rights agreement dated as of January 31, 1995 by and between Ultimate Electronics and Norwest Bank Minnesota, N.A., as rights agent. The following description of the rights and the rights agreement does not purport to be complete and is qualified in its entirety by the rights agreement, a copy of which is included as an exhibit to the registration statement of which this prospectus is a part, which is incorporated herein by reference.

    On January 31, 1995, our board of directors adopted a stockholder rights plan. The rights plan makes it more difficult for a third party to acquire us or large portions of our common stock. Each right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock of Ultimate Electronics at a price of $75 per one one-hundredth of a preferred share, subject to adjustment.


    If any person becomes the beneficial owner of 15% or more of our outstanding common stock (more than 60% in the case of Mr. Pearse and his family), then each right not owned by such person or certain related parties will entitle its holder to purchase, at the right's then current exercise price, shares of our Series A Junior Participating Preferred Stock (or, in certain circumstances, our common stock, cash, property or other of our securities) having a market value equal to twice the then-current exercise price. In addition, if we are involved in a merger or other business combination transaction with another person after which none of our common stock remains outstanding, or we sell 25% or more of our assets or earning power to another person, each right will entitle its holder to purchase, at the right's then-current exercise price, shares of common stock of such other person having a market value equal to twice the right's then-current exercise price.



    One preferred stock purchase right is attached to each share of common stock including the shares of common stock issued and sold in this offering. The rights will become exercisable on the distribution date, which is the earlier of
(1) 10 business days following a public announcement that a person or group or affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding common shares (more than 60% in the case of our Chief Executive Officer, William J. Pearse, and his family) or (2) 10 business days (or such later date as may be determined by action by the board of directors prior to such time as any person or group of affiliated persons becomes an acquiring person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding common shares (more than 60% in the case of Mr. Pearse and his family). The rights will be evidenced, with respect to any of the common share certificates outstanding as of the record date, by such common share certificate.

LIMITATION OF LIABILITY AND INDEMNIFICATION

    Our certificate of incorporation contains certain provisions permitted under the DGCL relating to the liability of directors, officers and employees. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in connection with:

    - any breach of the director's duty of loyalty to Ultimate Electronics or our stockholders;

    - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - violations of Section 174 of the DGCL; or

    - any transaction from which the director derives an improper personal benefit.

    The certificate of incorporation and our bylaws also contain provisions indemnifying our directors and officers to the fullest extent permitted under applicable laws and the laws of the State of Delaware currently in effect and as amended from time to time, against all liability and expense incurred by reason of the fact that he or she is or was a director or officer of Ultimate Electronics or serving Ultimate Electronics in other capacities. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.


    Ultimate Electronics has entered into agreements to indemnify our directors and officers which are intended to provide the maximum indemnification permitted by Delaware law. These agreements, among other things, indemnify each of them for certain liabilities and expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by them in any action or proceeding, including any action by or in the right of Ultimate Electronics, on account of such director's service with Ultimate Electronics.


TRANSFER AGENT AND REGISTRAR


    The transfer agent for our common stock is Norwest Bank Minnesota, N.A.

          UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

    The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a Non-U.S. Holder. As used in this prospectus, the term "Non-U.S. Holder" is a person other than:

    - a citizen or individual resident of the United States;

    - a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations;

    - an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

    - a trust, in general, if it is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons.

    An individual may, subject to certain exceptions, be treated as a resident of the U.S. for U.S. federal income tax purposes, instead of a nonresident, by, among other things, being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year--counting for these purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are subject to U.S. federal tax as if they were U.S. citizens.

    This discussion does not consider:

    - U.S. state and local or non-U.S. tax consequences;

    - specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position, including, if the U.S. Holder is a partnership, that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

    - the tax consequences for the shareholders, partners or beneficiaries of a Non-U.S. Holder;

    - special tax rules that may apply to certain Non-U.S. Holders, including without limitation, banks, insurance companies, dealers in securities and traders in securities; or

    - special tax rules that may apply to a Non-U.S. Holder that holds our common stock as part of a "straddle," "hedge" or "conversion transaction."

    The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary is for general information. ACCORDINGLY, EACH NON-U.S. HOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

DIVIDENDS

    We do not anticipate paying cash dividends on our common stock in the foreseeable future. See "Dividend Policy." In the event, however, that dividends are paid on shares of common stock, dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of United States federal income tax at a 30% rate, or such lower rate as may be provided by an applicable income tax treaty. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

    Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment in the United States ("U.S. trade or business income"), are generally subject to U.S. federal income tax on a net income basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate U.S. Internal Revenue Service form with the payor. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as specified by an applicable income tax treaty.

    Dividends paid prior to 2001 to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. For dividends paid after 2000:

    - a Non-U.S. Holder of common stock who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements;

    - in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information, including a United States taxpayer identification number; and

    - look-through rules will apply for tiered partnerships.

    A Non-U.S. Holder of common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

    A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of common stock unless:

    - the gain is U.S. trade or business income, in which case, the branch profits tax described above may also apply to a corporate Non-U.S. Holder;

    - the Non-U.S. Holder is an individual who holds the common stock as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code, is present in the United States for more than 182 days in the taxable year of the disposition and meets certain other requirements;

    - the Non-U.S. Holder is subject to tax pursuant to the provisions of the U.S. tax law applicable to certain United States expatriates; or

    - we are or have been a "U.S. real property holding corporation" for federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held the common stock.

    Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we have not been, are not currently, and do not anticipate becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes. The tax relating to stock in a "U.S. real property holding corporation" will not apply to a Non-U.S. Holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of the common stock, provided that the common stock was regularly traded on an established securities market.

FEDERAL ESTATE TAX

    Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to United States federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    We must report annually to the U.S. Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

    Under certain circumstances, U.S. Treasury Regulations require information reporting and backup withholding at a rate of 31% on certain payments on common stock. Under currently applicable law, Non-U.S. Holders of common stock generally will be exempt from these information reporting requirements and from backup withholding on dividends paid prior to 2001 to an address outside the U.S. For dividends paid after 2000, however, a Non-U.S. Holder of common stock that fails to certify its Non-U.S. Holder status in accordance with applicable U.S. Treasury Regulations may, in certain circumstances, be subject to backup withholding at a rate of 31% on payments of dividends.

                                  UNDERWRITING

    Ultimate Electronics and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC and U.S. Bancorp Piper Jaffray Inc. are the representatives of the underwriters. We and the selling stockholders have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters have each agreed to purchase, the number of shares of common stock listed next to its name in the following table:


UNDERWRITERS                                                                 NUMBER OF SHARES
- ---------------------------------------------------------------------------  -----------------
Banc of America Securities LLC.............................................
U.S. Bancorp Piper Jaffray Inc.............................................
                                                                             -----------------
Total......................................................................        2,250,000
                                                                             -----------------
                                                                             -----------------


    The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us and the selling stockholders.

    The underwriters initially will offer shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to
some dealers a concession of not more than $         per share. The underwriters
may also allow, and any other dealers may reallow, a concession of not more than
$           per share to some other dealers. If all the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

    - receipt and acceptance of the common stock by the underwriters; and

    - the right on the part of the underwriters to reject orders in whole or in part.

    We have granted the underwriters an option to buy up to 337,500 additional shares of common stock. These additional shares would cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters may exercise this option from time to time on one or more occasions for 30 days after the date of this prospectus. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                                            NO         FULL
                                                                         EXERCISE    EXERCISE
                                                                        ----------  ----------
Per share underwriting discounts and commissions......................  $           $
Total underwriting discounts and commissions to be paid by
  us..................................................................  $           $
Total underwriting discounts and commissions to be paid by the selling
  stockholders........................................................  $           $


    The expenses of the offering, not including underwriting discounts and commissions, are estimated to be approximately $400,000 and will be paid by us.



    We, our executive officers and directors and the selling stockholders have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and our executive officers and directors and the selling stockholders may not dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock. These restrictions will be in effect for a period of 120 days after the date of this prospectus. At any time and without notice, Banc of America Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

    We and the selling stockholders will indemnify the underwriters against some liabilities, including some liabilities under the Securities Act. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

    The common stock is quoted on the Nasdaq National Market System under the symbol "ULTE."

    In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the common stock. These transactions may include:

    - short sales;

    - over allotment;

    - purchases to cover positions created by short sales; and

    - stabilizing transactions.

    Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. In order to cover a short position, the underwriters may bid for and purchase shares of common stock in the open market or may exercise their overallotment option. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

    The underwriters may also impose a penalty bid. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

    As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

    In connection with this offering, some underwriters and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M. Rule 103 permits passive market making during the period when Regulation M would otherwise prohibit market making activity by the participants in this offering. Passive market making may occur during the business day before the pricing of the offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the passive market maker's bid, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

                                 LEGAL MATTERS

    The validity of the common stock being offered by this prospectus will be passed upon for Ultimate Electronics by Davis, Graham & Stubbs LLP, Denver, Colorado and for the underwriters by

Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at January 31, 1999 and 1998, and for each of the three years in the period ended January 31, 1999, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information pertaining to our company and our common stock offered hereby, reference is made to the registration statement, including the exhibits and the financial statements, notes and schedules filed as a part of the registration statement. Statements contained in this prospectus regarding the contents of any contract or other document referred to in the prospectus or registration statement are not necessarily complete. In each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement or such other document, each such statement being qualified in all respects by such reference.

    We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file reports, proxy statements and other information with the Commission. These reports, proxy statements and other information, as well as the registration statement, exhibits and schedules, maybe inspected, without charge, or copied, at prescribed rates, at the public reference facility maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains an Internet site that contains reports, proxy and information statements and other information, regarding issuers that file electronically with the Commission. The address of the Commission's site is http:www.sec.gov.

                   INCORPORATION OF INFORMATION BY REFERENCE

    We incorporate by reference the following documents which we have filed with the Securities and Exchange Commission under the Exchange Act:

    - our Annual Report on Form 10-K for the fiscal year ended January 31, 1999; and


    - our Quarterly Report on Form 10-Q for the period ended April 30, 1999; and



    - our Quarterly Report on Form 10-Q for the period ended July 31, 1999; and



    - the description of our common stock on our registration statement on Form 8-A filed on October 5, 1993.



    You should consider all documents we file pursuant to sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this document and prior to the consummation of this offering of our common stock to be incorporated by reference in this document. In addition, all reports filed by us pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement will be deemed to be incorporated by reference into this prospectus. You should consider any statement contained in this document or in a document incorporated or considered to be incorporated by reference in this document to be modified or superseded for purposes of this document to the extent that a statement contained in any subsequently filed document that also is or is considered to be incorporated by reference in this document modifies or supersedes this statement. You should not consider any statement modified or superseded in this manner except as so modified or superseded, to constitute a part of this document.


    We will provide without charge to each person whom this document is delivered, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this document (excluding exhibits unless exhibits are specifically incorporated by reference in the requested documents). Please direct such requests to Alison Schlomer, Ultimate Electronics, Inc., 321 West 84th Avenue, Suite A, Thornton, CO 80260. Our telephone number is (303) 412-2500.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Auditors.............................................................................        F-2
Consolidated Balance Sheets as of January 31, 1999, January 31, 1998, July 31, 1999 (unaudited), and July
  31, 1998 (unaudited).....................................................................................        F-3

Consolidated Statements of Income for the fiscal years ended January 31, 1999, January 31, 1998 and January
  31, 1997 and for the six month periods ended July 31, 1999 (unaudited) and July 31, 1998 (unaudited).....        F-5

Consolidated Statements of Stockholders' Equity for the fiscal years ended January 31, 1997, January 31,
  1998 and January 31, 1999 and for the six month period ended July 31, 1999 (unaudited)...................        F-6

Consolidated Statements of Cash Flows for the fiscal years ended January 31, 1999, January 31, 1998 and
  January 31, 1997 and for the six month periods ended July 31, 1999 (unaudited) and July 31, 1998
  (unaudited)..............................................................................................        F-7

Notes to Consolidated Financial Statements.................................................................        F-8

                         REPORT OF INDEPENDENT AUDITORS



The Stockholders and Board of Directors
Ultimate Electronics, Inc.:



    We have audited the accompanying consolidated balance sheets of Ultimate Electronics, Inc. and subsidiary ("the Company") as of January 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ultimate Electronics, Inc. and subsidiary at January 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1999, in conformity with generally accepted accounting principles.


/s/ ERNST & YOUNG LLP


Denver, Colorado
March 10, 1999

                          CONSOLIDATED BALANCE SHEETS

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                        JANUARY 31,               JULY 31,
                                                                   ----------------------  ----------------------
                                                                      1999        1998        1999        1998
                                                                   ----------  ----------  ----------  ----------
                                                                                                (UNAUDITED)
ASSETS
Current Assets:
  Cash and cash equivalents......................................  $    4,421  $    2,006  $    6,113  $    2,503
  Accounts receivable, net.......................................      17,814      19,826      17,108      14,777
  Merchandise inventories........................................      46,908      43,908      46,722      43,895
  Prepaid expenses and other.....................................       1,087       1,362       1,608       2,099
                                                                   ----------  ----------  ----------  ----------
Total Current Assets.............................................      70,230      67,102      71,551      63,274

Property and equipment, at cost:
  Furniture, fixtures and equipment..............................      25,704      23,907      26,409      24,621
  Leasehold improvements.........................................      21,920      22,219      21,905      21,848
  Autos and trucks...............................................         454         356         466         404
  Land and buildings.............................................      17,748      17,773      17,748      17,748
  Construction-in-progress.......................................          18           5         910         181
                                                                   ----------  ----------  ----------  ----------
                                                                       65,844      64,260      67,438      64,802
  Less accumulated depreciation..................................      19,208      13,405      22,320      16,284
                                                                   ----------  ----------  ----------  ----------
                                                                       46,636      50,855      45,118      48,518

Property under capital leases, including related
  parties, net...................................................       1,729       2,068       1,564       1,899
Goodwill, net....................................................       2,300       2,385       2,163       2,388
Other assets.....................................................       1,009       1,036         992         994
                                                                   ----------  ----------  ----------  ----------
Total Assets.....................................................  $  121,904  $  123,446  $  121,388  $  117,073
                                                                   ----------  ----------  ----------  ----------
                                                                   ----------  ----------  ----------  ----------

          See accompanying Notes to Consolidated Financial Statements.

                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                        JANUARY 31,               JULY 31,
                                                                   ----------------------  ----------------------
                                                                      1999        1998        1999        1998
                                                                   ----------  ----------  ----------  ----------
                                                                                                (UNAUDITED)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Revolving line of credit..........................  $      --  $  26,564  $      --  $  26,291
  Accounts payable..................................     29,888     25,550     28,626     22,119
  Accrued liabilities...............................     12,564      8,807     12,819      8,969
  Current portion of term loans.....................        312        286        325        298
  Current portion of capital lease obligations,
    including related parties.......................        208        317         77        325
  Deferred tax liability............................        518         --        564        299
                                                      ---------  ---------  ---------  ---------
Total Current Liabilities...........................     43,490     61,524     42,411     58,301

Revolving line of credit............................     13,188         --     11,978         --
Term loans, less current portion....................        330        642        165        490
Bonds payable.......................................     13,000     13,000     13,000     13,000
Capital lease obligations, including related
  parties, less current portion.....................      1,841      2,049      1,810      1,888
Deferred tax liability..............................      2,380      1,510      2,380        810
                                                      ---------  ---------  ---------  ---------
Total Liabilities...................................     74,229     78,725     71,744     74,489

Commitments

Stockholders' Equity
Preferred stock, par value $.01 per share
  Authorized shares--10,000,000.....................
  No shares issued and outstanding..................         --         --         --         --
Common stock, par value $.01 per share
  Authorized shares--10,000,000.....................
  Issued and outstanding shares, 8,160,796 and
    8,139,548 at January 31, 1999 and 1998 and
    8,232,645 and 8,150,748 at July 31, 1999 and
    1998............................................         81         81         82         82
  Additional paid-in capital........................     33,912     33,868     34,123     33,883
  Retained earnings.................................     13,682     10,772     15,439      8,619
                                                      ---------  ---------  ---------  ---------
Total Stockholders' Equity..........................     47,675     44,721     49,644     42,584
                                                      ---------  ---------  ---------  ---------
Total Liabilities and Stockholders' Equity..........  $ 121,904  $ 123,446  $ 121,388  $ 117,073
                                                      ---------  ---------  ---------  ---------
                                                      ---------  ---------  ---------  ---------

          See accompanying Notes to Consolidated Financial Statements.

                       CONSOLIDATED STATEMENTS OF INCOME
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                 SIX MONTHS
                                                             YEAR ENDED JANUARY 31,            ENDED JULY 31,
                                                       ----------------------------------  ----------------------
                                                          1999        1998        1997        1999        1998
                                                       ----------  ----------  ----------  ----------  ----------
                                                                                                (UNAUDITED)
Sales................................................  $  337,454  $  306,306  $  261,154  $  166,612  $  142,064
Cost of goods sold...................................     239,854     223,464     191,903     116,616     101,901
                                                       ----------  ----------  ----------  ----------  ----------

Gross profit.........................................      97,600      82,842      69,251      49,996      40,163
Selling, general and administrative expenses.........      89,010      78,621      64,786      45,814      41,373
                                                       ----------  ----------  ----------  ----------  ----------

Income (loss) from operations........................       8,590       4,221       4,465       4,182      (1,210)
Interest expense, net................................       3,957       3,985       3,210       1,388       2,198
                                                       ----------  ----------  ----------  ----------  ----------

Income (loss) before taxes...........................       4,633         236       1,255       2,794      (3,408)
Income tax expense (benefit).........................       1,723          88         470       1,037      (1,255)
                                                       ----------  ----------  ----------  ----------  ----------

Net income (loss)....................................  $    2,910  $      148  $      785  $    1,757  $   (2,153)
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------

Earnings (loss) per share--Basic.....................  $      .36  $      .02  $      .11  $      .21  $     (.26)
Earnings (loss) per share--Diluted...................  $      .35  $      .02  $      .11  $      .20  $     (.26)
Weighted average shares
  outstanding--Basic.................................       8,150       7,626       6,995       8,187       8,145
Weighted average shares
  outstanding--Diluted...............................       8,317       7,737       7,125       8,866       8,145

          See accompanying Notes to Consolidated Financial Statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                COMMON STOCK        ADDITIONAL
                                                           -----------------------    PAID-IN    RETAINED
                                                             SHARES      AMOUNT       CAPITAL    EARNINGS     TOTAL
                                                           ----------  -----------  -----------  ---------  ---------
Balances, January 31, 1996...............................   6,995,000   $      70    $  31,009   $   9,839  $  40,918
  Net income.............................................                                              785        785
                                                           ----------         ---   -----------  ---------  ---------

Balances, January 31, 1997...............................   6,995,000          70       31,009      10,624     41,703
  Acquisition of Audio King,
    net of registration fees.............................     986,432          10        2,562                  2,572
  Exercise of stock options..............................     158,116           1          297                    298
  Net income.............................................                                              148        148
                                                           ----------         ---   -----------  ---------  ---------

Balances, January 31, 1998...............................   8,139,548          81       33,868      10,772     44,721
  Exercise of stock options..............................      21,248                       44                     44
  Net income.............................................                                            2,910      2,910
                                                           ----------         ---   -----------  ---------  ---------

Balances, January 31, 1999...............................   8,160,796          81       33,912      13,682     47,675
  Exercise of stock options (unaudited)..................      71,849           1          211                    212
  Net income (unaudited).................................                                            1,757      1,757
                                                           ----------         ---   -----------  ---------  ---------
Balances, July 31, 1999 (unaudited)......................   8,232,645   $      82    $  34,123   $  15,439  $  49,644
                                                           ----------         ---   -----------  ---------  ---------
                                                           ----------         ---   -----------  ---------  ---------

          See accompanying Notes to Consolidated Financial Statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)

                                                                                                SIX MONTHS ENDED JULY
                                                                YEAR ENDED JANUARY 31,                   31,
                                                         ------------------------------------  ------------------------
                                                            1999         1998         1997        1999         1998
                                                         -----------  -----------  ----------  -----------  -----------
                                                                                                     (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)......................................  $     2,910  $       148  $      785  $     1,757  $    (2,153)
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation and amortization......................        6,390        5,550       4,449        3,429        3,179
    Deferred tax expense...............................        1,388          502         573           46         (371)
    Changes in operating assets and liabilities:
      Accounts receivable..............................        2,012       (4,705)      2,618          706        5,049
      Merchandise inventories..........................       (3,000)       6,178      (3,361)         186           13
      Prepaid expenses and other.......................          275         (328)        243         (521)        (767)
      Other assets.....................................         (156)       1,104          44           17          (91)
      Accounts payable and accrued liabilities.........        8,095          903       2,773       (1,007)      (3,270)
                                                         -----------  -----------  ----------  -----------  -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES..............       17,914        9,352       8,124        4,613        1,589

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment....................       (1,564)      (6,159)     (7,314)      (1,609)        (543)
Acquisition of Audio King, net of cash acquired........           --       (3,857)         --           --           --
                                                         -----------  -----------  ----------  -----------  -----------

NET CASH USED IN INVESTING ACTIVITIES..................       (1,564)     (10,016)     (7,314)      (1,609)        (543)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under long-term revolving credit
  agreement............................................      303,744      321,689      72,227      167,135      147,452
Repayments under long-term revolving credit
  agreement............................................     (317,120)    (319,532)    (72,990)    (168,345)    (147,725)
Proceeds from term loans...............................           --           --         225           --           --
Principal payments on term loans and capital lease
  obligations..........................................         (603)        (549)       (487)        (314)        (292)
Proceeds from exercise of stock options................           44          298          --          212           16
                                                         -----------  -----------  ----------  -----------  -----------

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES....      (13,935)       1,906      (1,025)      (1,312)        (549)

Net increase (decrease) in cash and cash equivalents...        2,415        1,242        (215)       1,692          497

Cash and cash equivalents at beginning of period.......        2,006          764         979        4,421        2,006
                                                         -----------  -----------  ----------  -----------  -----------
Cash and cash equivalents at end of period.............  $     4,421  $     2,006  $      764  $     6,113  $     2,503
                                                         -----------  -----------  ----------  -----------  -----------
                                                         -----------  -----------  ----------  -----------  -----------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for:
    Interest...........................................  $     4,144  $     3,892  $    3,210  $     1,390  $     2,199
    Income taxes.......................................           --           --         353           --           --

          See accompanying Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           (INFORMATION SUBSEQUENT TO JANUARY 31, 1999 IS UNAUDITED)

1.  SIGNIFICANT ACCOUNTING POLICIES

    BACKGROUND

    Ultimate Electronics, Inc. is a leading specialty retailer of home entertainment and consumer electronics. The Company currently operates thirty stores, including ten stores in Colorado under the trade name SoundTrack, eleven stores in Idaho, Iowa, Nevada, New Mexico, Oklahoma, and Utah under the trade name Ultimate Electronics and nine stores in Minnesota and South Dakota under the trade name Audio King.

    The Company's unaudited condensed consolidated financial statements have been prepared by the Company in accordance with generally accepted accounting principles for interim financial reporting and the regulations of the Securities and Exchange Commission for quarterly reporting. Accordingly, they do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Company, the statements include all adjustments, consisting only of normal recurring adjustments, which are necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods. Operating results for the six month period ended July 31, 1999 are not necessarily indicative of the results that may be expected for the year ending January 31, 2000. Seasonal fluctuations in sales of the Company's products result primarily from the purchasing patterns of individual consumers during the holiday shopping season. These patterns tend to moderately concentrate sales in the latter half of the year, particularly in the fourth quarter.

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of all subsidiaries. All intercompany accounts and transactions have been eliminated upon consolidation.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    CASH EQUIVALENTS

    The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

    INVENTORIES

    The Company states merchandise inventories at the lower of cost (weighted average cost) or market.

           (INFORMATION SUBSEQUENT TO JANUARY 31, 1999 IS UNAUDITED)

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    DEPRECIATION AND AMORTIZATION

    Depreciation is provided principally using the straight-line method based upon the following useful lives:

Furniture, fixtures and equipment..............................  5 - 7 years
                                                                 7 - 20
Leasehold improvements.........................................  years
Autos and trucks...............................................  5 years
                                                                 5 - 15
Property under capital leases..................................  years
Buildings......................................................  30 years

    CAPITALIZED INTEREST

    For the fiscal years ended January 31, 1999, 1998 and 1997, the Company capitalized interest of $0, $52,000 and $160,000, respectively, associated with the construction of new stores, remodeled stores and the Thornton Facility.

    ACCRUED LIABILITIES (IN THOUSANDS)

    Accrued liabilities are comprised of the following:

                                                                               JANUARY 31,
                                                                           --------------------
                                                                             1999       1998
                                                                           ---------  ---------
Compensation.............................................................  $   4,643  $   3,007
Sales taxes..............................................................      1,694      1,803
Customer deposits........................................................      2,564      2,363
Income taxes.............................................................      1,539         --
Other....................................................................      2,124      1,634
                                                                           ---------  ---------
Total....................................................................  $  12,564  $   8,807
                                                                           ---------  ---------
                                                                           ---------  ---------

    REVENUE RECOGNITION

    Revenue is recognized at the time the customer takes possession of the merchandise or such merchandise is delivered to the customer. Sales, which includes warranty service and installation revenue, is presented net of discounts, price guarantees, returns and allowances. The Company grants credit to customers through independent, third-party finance companies, which companies assume the credit risk for the collection of the related accounts receivable. When free interest promotions are offered by the Company, a fee is normally paid by the Company at the time of the transaction. This fee typically ranges between 1% and 6% of the amount financed by the customer.

    DEFERRED REVENUE AND COMMISSIONS

    The Company sells extended warranty contracts on behalf of an unrelated party. The contracts extend beyond the normal manufacturer's warranty period, usually with terms of coverage (including the manufacturer's warranty period) between 12 and 60 months. Extended warranty contracts are accounted for in accordance with FASB Technical Bulletin No. 90-1, "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts."

           (INFORMATION SUBSEQUENT TO JANUARY 31, 1999 IS UNAUDITED)

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    ADVERTISING COSTS AND COOPERATIVE REVENUE

    In accordance with AICPA Statement of Position 93-7, "Reporting on Advertising Costs," all advertising costs are deferred until the first time the advertising takes place. In addition, the Company accrues rebates based on varying percentages of inventory purchases and records such amounts as a reduction of advertising expense. The Company also deducts amounts for cooperative advertising directly from payment to manufacturers for inventory purchases based on individual agreements with the Company's manufacturers. Net advertising expense charged to operations was $6,021,000, $5,476,000 and $5,485,000 for the years ended January 31, 1999, 1998 and 1997, respectively.

    LONG LIVED ASSETS

    In March 1995 the Financial Accounting Standards Board (FASB) issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121), which required impairment losses to be recorded on long-lived assets used in operations when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted the provisions of SFAS 121 in the first quarter of fiscal 1997, with no material effect to its financial statements.

    EARNINGS PER SHARE OF COMMON STOCK

    In 1997, the FASB issued Statement No. 128, "Earnings per Share" (SFAS 128). SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any diluted effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. The calculation of weighted average shares outstanding-- diluted for the fiscal years ending January 31, 1999, 1998, and 1997 include 167,692, 111,267 and 130,472 outstanding shares to give effect to the potential exercise of options under the Company's stock option plans, respectively.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company's financial instruments, including cash, accounts receivable, revolving line of credit and other long-term debt, have fair values that approximate their recorded values, as the financial instruments are either short term in nature or carry interest rates that approximate market rates except bonds payable, which were trading at 97% of face value at January 31, 1999.

    NEW ACCOUNTING STANDARDS

    During 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. In addition, this Statement requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from the retained earnings and additional paid in capital in the

           (INFORMATION SUBSEQUENT TO JANUARY 31, 1999 IS UNAUDITED)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) equity section of a statement of financial position. The Company does not have any components of comprehensive income, and accordingly, adoption of this Statement during fiscal 1999 had no effect on the Company's financial reporting,

    During 1997, the FASB issued Statement No. 131, "Disclosures about Segment Reporting of an Enterprise and Related Information", which establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosure about products and services, geographic areas and major customers. The Company conducts business in one operating segment and determined its operating segment based on the individual operations that the chief operating decision maker reviews for purposes of assessing performance and making operating decisions. These individual operations have been aggregated into one segment because the Company believes doing so helps users understand the Company's performance and assess its prospects. The combined operations have similar economic characteristics and each operation has similar products, services, customers and distribution methods.

2.  PUBLIC STOCK OFFERINGS

    On October 15, 1993, the Company completed an initial public offering (the "Offering") for the sale of 2,300,000 shares of common stock (including Underwriters overallotment of 300,000 shares) at the Offering price of $8.50 per share. The Company received proceeds from the Offering of $17,805,000, net of all offering costs. On November 1, 1995, the Company completed a second public offering (the "Second Offering") for the sale of 1,495,000 shares of common stock (including underwriters overallotment of 195,000 shares) at the Second Offering price of $9.00 per share. The Company received proceeds from the Second Offering of $12,463,000, net of all offering costs.

3.  REVOLVING LINE OF CREDIT AGREEMENT AND TERM LOANS

    On September 30, 1998, the Company executed a three year $40 million credit agreement with Foothill Capital Corporation (a wholly owned subsidiary of Norwest Bank). Borrowings under the Company's revolving line of credit are limited to the lesser of $40 million or 80% of eligible inventory and a portion of accounts receivable. As of July 31, 1999, the entire $40 million facility was available to the Company, of which $12.0 million was outstanding. Borrowings bear interest, payable monthly, based on a blend of LIBOR plus 2.0% and Norwest Bank's prime rate minus 0.375%. Borrowings are secured by inventories, accounts receivable, equipment and intangibles. The facility includes negative covenants which limit the Company's ability to, among other things, subject to various exceptions, incur indebtedness, create liens, enter into mergers and consolidations, issue guarantees, sell or transfer assets, foreign inventory, prepay or retire any debt owed to third parties, make investments or engage in transactions with affiliates. The facility also contains covenants regulating the Company's gross margin, inventory levels, tangible net worth and capital expenditures. The Company was in compliance with all borrowing covenants for all periods of fiscal year 1999 and through July 31, 1999.

    The Company has four Commercial Promissory Notes and Security Agreements with Colorado National Leasing, Inc. Borrowings under the loans totaled $642,000 at January 31, 1999, and $928,000 at January 31, 1998. Each loan is secured by warehouse equipment and office furniture, and interest

           (INFORMATION SUBSEQUENT TO JANUARY 31, 1999 IS UNAUDITED)

3. REVOLVING LINE OF CREDIT AGREEMENT AND TERM LOANS (CONTINUED) rates on the loans range from 8.52% to 8.57%. As of January 31, 1999, the aggregate maturities of the term loans are as follows:

FISCAL YEAR ENDED JANUARY 31,
- ------------------------------------------------------------------------
2000....................................................................  $  312,000
2001....................................................................     311,000
2002....................................................................      19,000
                                                                          ----------
                                                                          $  642,000
                                                                          ----------
                                                                          ----------

4.  BONDS PAYABLE

    On March 23, 1995, the Company completed an offering for the sale of $13,000,000 aggregate principal amount of Bonds. Interest on the Bonds accrues at the rate of 10.25% per year until maturity or earlier redemption and is payable on the last day of each month. The Company is required to redeem $3.25 million aggregate principal amount of the Bonds annually (reduced to the extent of the Bonds previously purchased or redeemed by the Company) on January 31, 2002 and on January 31 of each of the three years thereafter, at a redemption price equal to par plus accrued interest to the date of redemption. The Bonds are redeemable by the Company at par at any time after March 31, 2000. The Bonds are full recourse obligations of the Company and are secured by, among other things, a first priority lien on the Company's real property, including all facilities and fixtures thereon, located at the Thornton Facility. The purchase, construction and development of the property was financed in part by the net proceeds of the Bonds.

5.  STOCK OPTION PLANS

    Under the terms of the Company's original stock option plan (the "Plan"), the Company granted to officers, employees and consultants awards of options to purchase shares of common stock and other types of awards. The Plan provided for an authorization of 900,000 shares of common stock. Under the terms of the nonemployee directors' stock option plan (the "Directors' Plan"), the Company granted awards of stock options to nonemployee directors. The Directors' Plan provided for an initial authorization of 20,000 shares of common stock. Each nonemployee director received options to purchase 2,000 shares of common stock effective February 1 of each year, which options were exercisable one year from the date of grant. On January 31, 1999, options to purchase 16,000 shares of common stock were outstanding, all of which are exercisable.

    In June, 1997, at the Company's annual meeting, the Company's shareholders approved a new stock option plan known as the Equity Incentive Plan (the "New Plan") which replaced both the original Plan and the Directors' Plan. Grants issued under the Plan and the Directors' Plan continue to be exercisable according to their original terms but no additional grants can be issued under these plans. The New Plan made available 750,000 shares to be awarded to employees, nonemployee directors and/or outside consultants. The Board of Directors continues to determine the persons to whom employee awards are granted, the types of awards granted, the number of shares granted, the vesting schedule and the term of any option (which cannot exceed ten years). The exercise price for incentive stock options for employees and non-qualified options for outside directors is the market value of the underlying common stock at the date of grant. Options issued to the Chairman of the Board are at an exercise price of 110% of market value of the underlying common stock at the date of grant. During

           (INFORMATION SUBSEQUENT TO JANUARY 31, 1999 IS UNAUDITED)

5.  STOCK OPTION PLANS (CONTINUED)
fiscal 1999, 139,700 options were granted under the New Plan. The options were granted at prices of $3.125 and $5.50. The options available for grant at January 31, 1999 and July 31, 1999 include only the options available under the New Plan.

    Changes in the options outstanding (and option exercise prices for such options) are as follows:

                                                                     SIX MONTHS        YEAR ENDED JANUARY 31,
                                                                   ENDED JULY 31,  -------------------------------
                                                                        1999         1999       1998       1997
                                                                   --------------  ---------  ---------  ---------
Options outstanding at beginning of period.......................       948,517      833,984    420,850    496,000
Granted ($1.07 to $12.875).......................................         8,000      139,700    572,450     95,000
Canceled ($1.07 to $12.875)......................................            --        3,919      1,200    170,150
Exercised ($1.07 to $3.125)......................................        71,849       21,248    158,116         --
                                                                        -------    ---------  ---------  ---------

Options outstanding at end of period.............................       884,668      948,517    833,984    420,850
                                                                        -------    ---------  ---------  ---------
                                                                        -------    ---------  ---------  ---------

Options exercisable at end of period.............................       372,777      390,384    237,370    118,042
                                                                        -------    ---------  ---------  ---------
                                                                        -------    ---------  ---------  ---------

Options available for grant at end of period.....................       119,850      127,850    267,550    495,150
                                                                        -------    ---------  ---------  ---------
                                                                        -------    ---------  ---------  ---------

    The weighted average exercise price of options outstanding at January 31, 1999, 1998 and 1997 was $3.48, $3.09, and $3.01, respectively. The weighted average exercise price of options outstanding at July 31, 1999 was $3.58. The weighted average contractual life of the options outstanding at January 31, 1999, 1998 and 1997 was 7.2, 6.5 and 6.0 years, respectively. The weighted average contractual life of the options outstanding at July 31, 1999 was 6.9 years.

    The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations, in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

    Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to January 31, 1995 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant or the date of repricing using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates of 5.50%; a dividend yield of 0%; volatility factors of the expected market price of the Company's common stock for fiscal years 1999, 1998 and 1997, respectively, of
 .842, .609 and .573, and a weighted average expected life of the options of five years. The weighted average fair value of stock options granted during January 31, 1999, 1998 and 1997 was $4.96, $1.85 and $3.36, respectively.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different

           (INFORMATION SUBSEQUENT TO JANUARY 31, 1999 IS UNAUDITED)

5.  STOCK OPTION PLANS (CONTINUED)
from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

    The Company's pro forma information follows:

                                                                YEAR ENDED JANUARY 31,
                                                        --------------------------------------
                                                            1999          1998         1997
                                                        ------------  ------------  ----------
Pro forma net income (loss)...........................  $  2,188,000  $   (245,000) $  688,000
Pro forma earnings (loss) per share--basic............  $       0.27  $      (0.03) $     0.10


    Because the Statement No. 123 method of accounting has not been applied to options granted prior to February 1, 1995, the resulting pro forma net income
(loss) may not be representative of that to be expected in future years.


6.  PROVISION (BENEFIT) FOR INCOME TAXES (IN THOUSANDS)

    Under the liability method of accounting for income taxes as prescribed by FASB Statement No. 109, "Accounting for Income Taxes", deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. The components of the provision (benefit) for income taxes as of January 31, 1999, 1998 and 1997 are as follows:

                                                                    CURRENT     DEFERRED      TOTAL
                                                                  -----------  -----------  ---------
January 31, 1997
  Federal.......................................................   $     (90)   $     501   $     411
  State.........................................................         (13)          72          59
                                                                  -----------  -----------  ---------
Total...........................................................   $    (103)   $     573   $     470
                                                                  -----------  -----------  ---------
                                                                  -----------  -----------  ---------

January 31, 1998
  Federal.......................................................   $    (363)   $     439   $      76
  State.........................................................         (51)          63          12
                                                                  -----------  -----------  ---------
Total...........................................................   $    (414)   $     502   $      88
                                                                  -----------  -----------  ---------
                                                                  -----------  -----------  ---------

January 31, 1999
  Federal.......................................................   $     267    $   1,242   $   1,509
  State.........................................................          38          176         214
                                                                  -----------  -----------  ---------
Total...........................................................   $     305    $   1,418   $   1,723
                                                                  -----------  -----------  ---------
                                                                  -----------  -----------  ---------

           (INFORMATION SUBSEQUENT TO JANUARY 31, 1999 IS UNAUDITED)

6.  PROVISION (BENEFIT) FOR INCOME TAXES (IN THOUSANDS)

    The following is a reconciliation of the provision (benefit) for income taxes to the federal statutory rate for the years ended January 31, 1999, 1998 and 1997:

                                                                       YEAR ENDED JANUARY 31,
                                                                   -------------------------------
                                                                     1999       1998       1997
                                                                   ---------  ---------  ---------
Income taxes at the federal statutory rate.......................  $   1,575  $      80  $     427
State income taxes, net of federal benefit.......................        148          8         41
Other............................................................         --         --          2
                                                                   ---------  ---------  ---------

Provision for income taxes.......................................  $   1,723  $      88  $     470
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

    The tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at January 31, 1999 and 1998 are as follows:

                                                                             JANUARY 31,
                                                                         --------------------
                                                                           1999       1998
                                                                         ---------  ---------
Deferred tax assets:
  Volume/cash discounts................................................  $     430  $      --
  Accrued liabilities..................................................        440        380
  Valuation reserves...................................................        672        240
  Uniform capitalization...............................................        300         80
  Capital leases.......................................................        118         80
                                                                         ---------  ---------
                                                                         $   1,960  $     780
                                                                         ---------  ---------
                                                                         ---------  ---------

Deferred tax liabilities:
  Volume/cash discounts................................................  $      --  $    (670)
  Purchase incentives..................................................     (2,360)      (690)
  Depreciation and amortization........................................     (2,498)      (900)
                                                                         ---------  ---------
                                                                            (4,858)    (2,260)
                                                                         ---------  ---------
Net deferred tax liability.............................................  $  (2,898) $  (1,480)
                                                                         ---------  ---------
                                                                         ---------  ---------

7.  LEASES

    OPERATING LEASES

    The Company leases retail stores under agreements which expire at various dates through 2017. Several leases contain escalation clauses and/or options to renew at negotiated or specified minimum lease payments for periods ranging from one to 30 years beyond the initial noncancelable lease terms. Total rent expense charged to operations was $7,226,000, $6,132,000 and $4,119,000 for the years ended January 31, 1999, 1998 and 1997, respectively.

           (INFORMATION SUBSEQUENT TO JANUARY 31, 1999 IS UNAUDITED)

7.  LEASES (CONTINUED)
    CAPITAL LEASES, INCLUDING RELATED PARTY LEASES (IN THOUSANDS)

    The following property is held under capital leases:

                                                                                 JANUARY 31,
                                                                             --------------------
                                                                               1999       1998
                                                                             ---------  ---------
Buildings and improvements.................................................  $   2,877  $   2,877
Computer equipment.........................................................        711        711
                                                                             ---------  ---------
                                                                                 3,588      3,588
Less accumulated amortization..............................................      1,859      1,520
                                                                             ---------  ---------
                                                                             $   1,729  $   2,068
                                                                             ---------  ---------
                                                                             ---------  ---------

    The Company leases two retail stores under capital lease agreements with two principal stockholders of the Company. The lease agreements for the two retail stores provide for annual rent increases over the initial noncancelable lease terms. Total rental payments to related parties under these leases were $261,000, $257,000 and $250,000 for the years ended January 31, 1999, 1998 and
1997, respectively.

    The aggregate minimum annual rental commitments as of January 31, 1999 are as follows (in thousands):

                                                                            OPERATING    CAPITAL
FISCAL YEAR ENDED JANUARY 31,                                                LEASES      LEASES
- -------------------------------------------------------------------------  -----------  ---------
2000.....................................................................   $   7,404   $     466
2001.....................................................................       7,428         333
2002.....................................................................       7,432         347
2003.....................................................................       7,136         352
2004.....................................................................       7,229         356
2005-2017................................................................      62,867       2,623
                                                                           -----------  ---------
Total minimum lease payments.............................................   $  99,496       4,477
                                                                           -----------  ---------
                                                                           -----------  ---------
Less amount representing interest........................................                   2,428
                                                                                        ---------
Present value of net minimum lease payments..............................                   2,049
Less portion due within one year.........................................                     208
                                                                                        ---------
Long term capital lease obligations......................................               $   1,841
                                                                                        ---------
                                                                                        ---------

8.  EMPLOYEE BENEFIT PLAN

    The Company has a 401(k) Savings Plan for the benefit of substantially all employees. The Plan provides for both employee and employer contributions. The Company matches 25% of the employee's contribution limited to 1.5% of the employee's annual compensation subject to limitations set annually by the Internal Revenue Service. The Company's contributions were $274,000, $268,000 and $235,000 for the years ended January 31, 1999, 1998 and 1997, respectively.

           (INFORMATION SUBSEQUENT TO JANUARY 31, 1999 IS UNAUDITED)

9.  MERGER

    On June 27, 1997, the Company completed a merger in which the Company acquired all of the outstanding shares of Audio King Corporation. Audio King, a consumer specialty electronics company, operated 11 retail stores; eight in Minnesota, two in Iowa and one in South Dakota. The purchase price consisted of $2.5 million in cash, 986,432 shares of Ultimate Electronics' common stock valued at $2.6 million, assumed debt of $7.2 million, and other expenses and severance costs of $1.4 million. The transaction was accounted for as a purchase, whereby the purchase price has been allocated to the acquired assets and liabilities based on estimated fair value at the acquisition date. The transaction resulted in the Company recording goodwill in the amount of $2.7 million, which is being amortized over a 10 year life. Amortization expense for fiscal years 1999 and 1998 was $268,000 and $142,000, respectively. Total accumulated amortization was $410,000 at January 31, 1999.

10.  QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                              THREE MONTHS ENDED
                                                ----------------------------------------------
                                                APRIL 30,  JULY 31,   OCTOBER 31,  JANUARY 31,
                                                ---------  ---------  -----------  -----------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)

FISCAL 1998
Sales.........................................  $  55,508  $  61,944   $  81,990    $ 106,864
Gross profit..................................     14,450     16,914      22,850       28,628
Income from operations........................        290        299         927        2,705
Net income (loss).............................       (311)      (422)       (115)         996
Earnings (loss) per share--basic..............       (.04)      (.06)       (.01)         .12
Earnings (loss) per share--diluted............       (.04)      (.06)       (.01)         .12

FISCAL 1999
Sales.........................................  $  70,882  $  71,182   $  79,441    $ 115,949
Gross profit..................................     18,260     21,903      24,403       33,034
Income (loss) from operations.................     (2,438)     1,228       2,952        6,848
Net income (loss).............................     (2,211)        58       1,250        3,813
Earnings (loss) per share--basic..............       (.27)       .01         .15          .47
Earnings (loss) per share--diluted............       (.27)       .01         .15          .45

FISCAL 2000
Sales.........................................  $  80,303  $  86,309
Gross profit..................................     23,515     26,481
Income from operations........................      1,389      2,793
Net income....................................        439      1,318
Earnings per share--basic.....................        .05        .16
Earnings per share--diluted...................        .05        .15

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                2,250,000 SHARES

                                     [LOGO]

                                ----------------

                                   PROSPECTUS


                                OCTOBER   , 1999


                            ------------------------

                         BANC OF AMERICA SECURITIES LLC
                           U.S. BANCORP PIPER JAFFRAY

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


    The expenses in connection with the offering are as follows:



SEC Registration Fee..........................................  $ 12,857.93
NASD Filing Fee...............................................     5,125.15
Printing Expenses.............................................   100,000.00*
Legal Fees and Expenses.......................................   150,000.00*
Accounting Fees and Expenses..................................    30,000.00*
Transfer Agent Fee............................................     3,000.00*
Nasdaq Listing Fees...........................................    17,500.00
Miscellaneous.................................................    81,516.92*
                                                                -----------
  Total.......................................................  $400,000.00
                                                                -----------
                                                                -----------


- ------------------------


*   Estimated.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Our Certificate of Incorporation limits the liability of directors (in their capacity as directors but not in their capacity as officers) to Ultimate Electronics or our stockholders to the fullest extent permitted by the DGCL. Specifically, no director of Ultimate Electronics will be personally liable for monetary damages for breach of the director's fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the Company or our stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for violations of Section 174 of the DGCL, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions, or any successor provision thereto; or (iv) for any transaction from which the director derived an improper personal benefit. The inclusion of this provision in the Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Ultimate Electronics and our stockholders.

    Under the Certificate of Incorporation, to the fullest extent permitted by applicable law as from time to time may be in effect, any person against all liability and expense (including attorneys' fees) incurred by reason of the fact that he or she is or was a director or officer of Ultimate Electronics, or while serving as a director or officer of Ultimate Electronics, he or she is or was serving at the request of Ultimate Electronics as a director, officer, partner or trustee of, or in any similar managerial or fiduciary position of, or as an employee or agent of, another corporation, partnership, joint venture, trust, association, or other entity. Expenses (including attorneys' fees) incurred in defending an action, suit or proceeding shall be paid by Ultimate Electronics in advance of the final disposition of such action, suit or proceeding to the fullest extent and under the circumstances permitted by the laws of the State of Delaware.

    The Certificate of Incorporation provides that Ultimate Electronics will advance expenses to the fullest extent permitted by Section 145 of the DGCL. Accordingly, Ultimate Electronics, in accordance therewith, will pay for the expenses incurred by an indemnified person in defending the proceedings specified in the preceding paragraph in advance of their final disposition, provided that, if the DGCL so requires, such person agrees to reimburse Ultimate Electronics if it is ultimately determined that such person is not entitled to indemnification. In addition, pursuant to the DGCL we may purchase and maintain insurance on behalf of any person who is or was a director, employee or agent of Ultimate Electronics against any liability asserted against and incurred by such person in such capacity, or arising out of the person's status as such whether or not we would have the power or obligation to indemnify such person against such liability under the provisions of DGCL. In addition, our certificate provides that we may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, fiduciary or agent of Ultimate Electronics against any liability asserted against and incurred by such person in any such capacity or arising out of such person's position, whether or not we would have the power to indemnify against such liability under the provisions of the Certificate of Incorporation. We maintain insurance for the benefit of Ultimate Electronics' officers and directors insuring such persons against certain liabilities, including liabilities under the securities laws.


    Ultimate Electronics has entered into agreements to indemnify our directors and officers which are intended to provide the maximum indemnification permitted by Delaware law. These agreements, among other things, indemnify each of them for certain liabilities and expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by them in any action or proceeding, including any action by or in the right of Ultimate Electronics, on account of such director's service with Ultimate Electronics.


ITEM 16.  EXHIBITS

    (a) List of Exhibits


 1.1       Form of Underwriting Agreement**
 4.1       Amended and Restated Certificate of Incorporation of the Company(1)
 4.2       Amendment to Amended and Restated Certificate of Incorporation of the Company.**
 4.3       Bylaws of the Company(1)
 4.4       Form of Indenture, dated as of March 23, 1995, between the Registrant and Colorado
             National Bank, as Trustee for the 10.25% First Mortgage Bonds due 2005(2)
 4.5       Rights Agreement, dated as of January 31, 1995, by and between the Company and Norwest
             Bank Minnesota, National Association, as rights agent(3)
 4.6       Amendment No. 1, dated as of January 31, 1995, to the Rights Agreement, dated as of
             January 31, 1995, by and between the Company and Norwest Bank Minnesota, N.A., as rights agent(4)
 5.1       Opinion of Davis, Graham & Stubbs LLP, counsel for Registrant**
10.1       Amended and Restated Loan and Security Agreement by and among Ultimate Electronics,
             Inc., Ultimate Akquisition Corp., Fast Trak Inc. and Foothill Capital Corporation,
             dated as of November 24, 1998(5)
10.2       First Amendment to the Amended and Restated Loan and Security Agreement by and among
             Ultimate Electronics, Inc., Ultimate Akquisition Corp., Fast Trak Inc. and Foothill
             Capital Corporation**
10.3       Dealer Agreement by and between Mitsubishi Electronics America, Inc. and Ultimate
             Electronics, Inc. dated as of February 27, 1996 and Letter dated June 30, 1999 renewing said agreement.**
10.4       Form of Indemnification Agreement between the Company and each executive officer and director.**
10.5       Form of Indemnity Agreement to be entered into between William J. Pearse and Ultimate
             Electronics, Inc.**
10.6       Form of Indemnity Agreement to be entered into between Barbara A. Pearse and Ultimate
             Electronics, Inc.**
23.1       Consent of Davis, Graham & Stubbs LLP (included in Exhibit 5.1 hereof)**
23.2       Consent of Independent Public Accountants**
24.1       Power of Attorney (included on signature page hereto)*

    (b) Reports on Form 8-K:

        None.

- ------------------------


*   Previously filed.


**  Filed herewith.


(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 33-68314), filed with the Commission on September 2, 1993.


(2) Incorporated by reference to Amendment No. 3 to the Registrant's Registration Statement on From S-1 (File No. 33-88740), filed with the Commission on March 14, 1995.


(3) Incorporated by reference to the Registrant's Form 8-K filed with the Commission on February 10, 1995.


(4) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the period ended April 30, 1995.

(5) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the period ended October 31, 1998.

ITEM 17.  UNDERTAKINGS

        (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (b) The undersigned registrant hereby undertakes that:

           (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.


           (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


        (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on September 28, 1999.


                                ULTIMATE ELECTRONICS, INC.

                                By             /s/ J. EDWARD MCENTIRE
                                     ------------------------------------------
                                                J. Edward McEntire,
                                              CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed on September 28, 1999, by the following persons in the capacities indicated.



September 28, 1999                          *
- ------------------------------  --------------------------
Date                                William J. Pearse,
                                 Chairman of the Board of
                                        Directors

September 28, 1999                /s/ J. EDWARD MCENTIRE
- ------------------------------  --------------------------
Date                               J. Edward McEntire,
                                    Director and Chief
                                    Executive Officer
                                   (Principal Executive
                                         Officer)

September 28, 1999                          *
- ------------------------------  --------------------------
Date                                David J. Workman,
                                 Director, President and
                                 Chief Operating Officer

September 28, 1999                 /s/ ALAN E. KESSOCK
- ------------------------------  --------------------------
Date                                 Alan E. Kessock,
                                  Director, Senior Vice
                                  President--Finance and
                                  Administration, Chief
                                    Financial Officer,
                                   Treasurer, Secretary
                                   (Principal Financial
                                  Officer and Accounting
                                         Officer)

September 28, 1999                          *
- ------------------------------  --------------------------
Date                                 Robert W. Beale,
                                         Director

September 28, 1999                          *
- ------------------------------  --------------------------
Date                               Randall F. Bellows,
                                         Director



*By:     /s/ ALAN E. KESSOCK
      -------------------------
          ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


 EXHIBIT NO.                                          DESCRIPTION OF EXHIBITS
- -------------  -----------------------------------------------------------------------------------------------------
        1.1    Form of Underwriting Agreement**

        4.1    Amended and Restated Certificate of Incorporation of the Company(1)

        4.2    Amendment to Amended and Restated Certificate of Incorporation of the Company.**

        4.3    Bylaws of the Company(1)

        4.4    Form of Indenture, dated as of March 23, 1995, between the Registrant and Colorado National Bank, as
                 Trustee for the 10.25% First Mortgage Bonds due 2005(2)

        4.5    Rights Agreement, dated as of January 31, 1995, by and between the Company and Norwest Bank
                 Minnesota, National Association, as rights agent(3)

        4.6    Amendment No. 1, dated as of January 31, 1995, to the Rights Agreement, dated as of January 31, 1995, by and between the Company and Norwest Bank Minnesota, N.A., as rights agent(4)

        5.1    Opinion of Davis, Graham & Stubbs LLP, counsel for Registrant**

       10.1    Amended and Restated Loan and Security Agreement by and among Ultimate Electronics, Inc., Ultimate
                 Akquisition Corp., Fast Trak Inc. and Foothill Capital Corporation, dated as of November 24,
                 1998(5)

       10.2    First Amendment to the Amended and Restated Loan and Security Agreement by and among Ultimate
                 Electronics, Inc., Ultimate Akquisition Corp., Fast Trak Inc. and Foothill Capital Corporation**

       10.3    Dealer Agreement by and between Mitsubishi Electronics America, Inc. and Ultimate Electronics, Inc.
                 dated as of February 27, 1996 and Letter dated June 30, 1999 renewing said agreement.**

       10.4    Form of Indemnification Agreement between the Company and each executive officer and director.**

       10.5    Form of Indemnity Agreement to be entered into between William J. Pearse and Ultimate Electronics,
                 Inc.**

       10.6    Form of Indemnity Agreement to be entered into between Barbara A. Pearse and Ultimate Electronics,
                 Inc.**

       23.1    Consent of Davis, Graham & Stubbs LLP (included in Exhibit 5.1 hereof)**

       23.2    Consent of Independent Public Accountants**

       24.1    Power of Attorney (included on signature page hereto)*


- ------------------------


*   Previously filed.



**  Filed herewith.



(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 33-68314), filed with the Commission on September 2, 1993.


(2) Incorporated by reference to Amendment No. 3 to the Registrant's Registration Statement on From S-1 (File No. 33-88740), filed with the Commission on March 14, 1995.


(3) Incorporated by reference to the Registrant's Form 8-K filed with the Commission on February 10, 1995.


(4) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the period ended April 30, 1995.

(5) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the period ended October 31, 1998.